Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

NATIONAL COMMERCE CORPORATION

(a Delaware corporation)

NATIONAL BANK OF COMMERCE

(a national banking association)

and

REUNION BANK OF FLORIDA

(a Florida banking corporation)

Dated as of

July 7, 2015

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 7, 2015, by and between NATIONAL COMMERCE CORPORATION (“NCC”), a corporation organized and existing under the Laws of the State of Delaware, with its principal office in Birmingham, Alabama; NATIONAL BANK OF COMMERCE (“NBC”), a national banking association organized and existing under the Laws of the United States, with its principal office in Birmingham, Alabama; and REUNION BANK OF FLORIDA (“RBF”), a Florida banking corporation, with its principal office in Tavares, Florida.

Preamble

The respective Boards of Directors of NCC, NBC and RBF have determined that the transactions described herein are in the best interests of the Parties and their respective stockholders. This Agreement provides for the acquisition of RBF by NCC pursuant to the merger (the “Merger”) of RBF with and into NBC, which is a wholly owned Subsidiary of NCC. At the effective time of the Merger, and except as provided herein, the outstanding shares of the capital stock of RBF shall be converted into the right to receive shares of common stock of NCC or, at the election of the stockholders of RBF, into cash (subject to the requirements and limitations set forth herein). As a result, stockholders of RBF shall become stockholders of NCC and the assets and operations of RBF and NBC shall be combined under the charter of NBC.

The transactions described in or otherwise contemplated by this Agreement are subject to, among other things: (i) the filing by NCC and the effectiveness of a registration statement with respect to the shares of common stock of NCC to be issued to stockholders of RBF in the Merger; (ii) the approval of the stockholders of RBF; (iii) the approval of NCC as the sole shareholder of NBC: (iv) the approval of the OCC; and (v) the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.

Certain capitalized terms used but not otherwise defined in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE 1

TRANSACTION AND TERMS OF MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, RBF shall be merged with and into NBC in accordance with the provisions of 12 U.S.C. § 215a-1 and other applicable state and federal banking Laws. At the Effective Time, the separate corporate existence of RBF shall cease. NBC shall be the surviving association resulting from the Merger (the “Surviving Association”) and shall continue to be governed by the Laws of the United States and the National Bank Act. The Merger will be consummated pursuant to the terms of this Agreement, which has been approved and adopted by a majority of the members of the respective Boards of Directors of NCC, NBC and RBF.

1.2 Time and Place of Closing. The place of the Closing shall be at the offices of Maynard, Cooper & Gale, P.C., Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties. Subject to the terms and conditions of this Agreement, unless otherwise mutually agreed upon in writing by the chief executive officers of NCC and RBF, the Closing will take place at 9:00 a.m. Central Time on the last Business Day of the month in which the closing conditions set forth in Article 9 below (other than those conditions that are to be satisfied at the Closing) have been satisfied (or waived pursuant to Section 11.4 of this Agreement).

1.3 Effective Time. Subject to the terms and conditions of this Agreement and the occurrence of the Closing, the Merger shall become effective on the date and at the time specified in the merger approval to be issued by the OCC (the “Effective Time”). Unless the chief executive officers of NCC and RBF otherwise mutually agree in writing, the Parties shall use their commercially reasonable efforts to cause the Effective Time to occur on the date of Closing.

1.4 Voting Agreements. Concurrently with the execution and delivery of this Agreement and as a material condition hereto, each member of the RBF Board and certain executive officers of RBF are entering into Voting Agreements with NCC whereby, among other things, such Persons have agreed, upon the terms and subject to the conditions set forth therein, to vote all of the shares of RBF Common Stock owned by them in favor of this Agreement and the Merger and to support actions necessary to consummate the Merger.

ARTICLE 2

EFFECT OF MERGER

2.1 Charter Documents. The Articles of Association of NBC in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Association immediately after the Effective Time, unless and until amended in accordance with applicable Law. The Bylaws of NBC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Association immediately after the Effective Time, unless and until amended in accordance with applicable Law.

2.2 Officers and Directors.

(a) The directors of NCC immediately following the Effective Time shall consist of the directors of NCC immediately prior to the Effective Time plus the RBF Designee, and such directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. NCC shall take any and all steps required under its Certificate of Incorporation and/or Bylaws to increase the size of the NCC Board as of the Effective Time and to appoint the RBF Designee, effective as of the Effective Time, to fill such vacancy. Thereafter, NCC agrees to include the RBF Designee in its recommended slate of nominees for election as a director at each of its first and second annual meetings of stockholders following the Effective Time. Nothing in this Section 2.2 shall require NCC to elect, appoint, nominate or recommend the RBF Designee for election to the NCC Board if he or she shall become the subject of a Disqualification. The officers of NCC immediately following the Effective Time shall consist of the officers of NCC immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) The directors of NBC immediately following the Effective Time shall consist of the directors of NBC immediately prior to the Effective Time plus the RBF Designee, and such directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. NBC shall take any and all steps required under its Articles of Association and/or Bylaws to increase the size of the NBC board of directors as of the Effective Time and to appoint the RBF Designee, effective as of the Effective Time, to fill such vacancy. Thereafter, NBC agrees to include the RBF Designee in its recommended slate of nominees for election as a director at each of its first and second annual meetings of stockholders following the Effective Time, and NCC (in its capacity as a stockholder) agrees to vote in favor of the RBF Designee at each of such annual meetings. Nothing in this Section 2.2 shall require NCC or NBC to elect, vote in favor of, appoint, nominate or recommend the RBF Designee for election to the board of directors of NBC if he or she shall become the subject of a Disqualification. The officers of NBC immediately following the Effective Time shall consist of the officers of NBC immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.3 Effect of Merger. At the Effective Time, all rights, franchises and interests of RBF and NBC in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Surviving Association by virtue of the Merger without any deed or other transfer. The Surviving Association shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by RBF and NBC at the Effective Time. All Liabilities and obligations of RBF and NBC shall be assumed by the Surviving Association, and the Surviving Association shall be bound thereby in the same manner and to the same extent as each of RBF and NBC was so bound at the Effective Time.

2.4 Business of Surviving Association. At the Effective Time, the business of the Surviving Association shall continue to be that of a national banking association and shall be conducted at its main office located at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, at its legally established braches, and at the banking offices of RBF that are acquired in the Merger (with such banking offices to continue to conduct operations after the Effective Time as branch offices of the Surviving Association). At the Effective Time, the name of the Surviving Association shall continue to be “National Bank of Commerce.” The Surviving Association will not exercise trust powers as of the Effective Time.

2.5 Capital of Surviving Association. The Surviving Association shall have surplus and retained earnings equal to the consolidated capital accounts of NBC and RBF immediately prior to the Effective Time. All such amounts of surplus and retained earnings shall be adjusted for normal earnings and expenses and any accounting adjustments related to the Merger. As of the Effective Time, preferred stock shall not be issued by the Surviving Association. NBC and RBF shall contribute to the Surviving Association acceptable assets having a book value, over and above liability to its creditors, in such amounts as set forth on the books of NBC and RBF at the Effective Time.

ARTICLE 3

CONVERSION OF CONSTITUENTS’ CAPITAL STOCK

3.1 Manner of Converting Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any further action on the part of NCC, NBC, RBF or the holders of any shares of capital stock thereof, the shares of capital stock and rights and options to acquire shares of capital stock of the constituent corporations shall be converted as follows:

(a) NCC Capital Stock. Each share of capital stock of NCC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding from and after the Effective Time.

(b) NBC Capital Stock. Each share of capital stock of NBC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of the capital stock of the Surviving Association, issued to NCC and outstanding as of the Effective Time, and the Surviving Association shall be a wholly owned Subsidiary of NCC.

(c) RBF Common Stock Held by Parties. Each share of RBF Common Stock issued and outstanding immediately before the Effective Time that is owned, directly or indirectly, by any RBF Company or any NCC Company (other than shares of RBF Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of RBF Common Stock held, directly or indirectly, in respect of a debt previously contracted) shall be cancelled and shall cease to exist at the Effective Time without any conversion thereof, and no shares of NCC Common Stock, cash or other consideration shall be delivered in exchange therefor.

(d) Exchange Ratio for RBF Common Stock. Subject to Section 3.2 below, each share of RBF Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares cancelled pursuant to Section 3.1(c) above, (ii) Cash Election Shares described in Section 3.1(e) below, and (iii) shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.3 below) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.7273 shares of NCC Common Stock (the “Exchange Ratio”).

(e) Cash Election Shares.

(i) Holders of RBF Common Stock shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving NCC Common Stock in the Merger, in accordance with the election procedures set forth below. Holders who elect to receive cash in lieu of exchanging their shares of RBF Common Stock for NCC Common Stock as specified below shall receive $16.00, without interest thereon (the “Per Share Cash Consideration”) for each share of RBF Common Stock that is so converted (each, a “Cash Election Share”). Notwithstanding the preceding sentence or anything in this Agreement to the contrary, the aggregate number of Cash Election Shares shall be equal to, as nearly as practicable, but in no event shall exceed 460,355 (the “Cash Share Limitation”), and the aggregate Per Share Cash Consideration shall be equal to, as nearly as practicable, but in no event shall exceed $7,365,680 (the “Total Cash Amount”). At the Effective Time, each Cash Election Share shall cease to be outstanding and shall be converted into and exchanged for the right to receive the Per Share Cash Consideration.

(ii) The Exchange Agent shall mail an election form in such form as NCC and RBF shall mutually agree (the “Election Form”) with or following the issuance of the Proxy Statement/Prospectus, to each holder of record of RBF Common Stock. Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of RBF Common Stock to elect to receive cash with respect to all or a portion of such holder’s RBF Common Stock, subject to the Cash Share Limitation in Section 3.1(e)(i) above.

(iii) Any shares of RBF Common Stock with respect to which the holder shall not have submitted to the Exchange Agent an effective, properly completed Election Form prior to 5:00 p.m. Eastern Time on the day before the RBF Stockholders’ Meeting (or such other time and date as NCC and RBF may mutually agree) (the “Election Deadline”), and any shares of RBF Common Stock with respect to which the holder shall have submitted an Election Form prior to the Election Deadline but with respect to which such holder shall have elected not to receive cash, shall, subject to the proration procedure in subsection (v) below, be converted into NCC Common Stock at the Effective Time as set forth in, and subject to, Section 3.1(d) of this Agreement (all such shares described in this subsection (iii) being referred to as “Stock Election Shares”).

(iv) Any Election Form may be revoked or amended by the Person submitting such Election Form at or prior to the Election Deadline. In the event that an Election Form is revoked and a replacement Election Form therefor is not submitted prior to the Election Deadline, the shares of RBF Common Stock represented by such Election Form shall become Stock Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither NCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(v) Within five (5) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, the allocation among the holders of RBF Common Stock in accordance with the Election Forms shall be effected by the Exchange Agent as follows:

(A) Cash Elections More Than the Total Cash Amount. If the aggregate amount of cash that would be paid upon conversion in the Merger of the Cash Election Shares (the “Potential Cash Payment”) is greater than the Total Cash Amount, then:

(1) the number of Cash Election Shares designated by each holder of RBF Common Stock who properly submitted an Election Form shall be automatically reduced to that number of shares equal to the product of (i) the number of such holder’s Cash Election Shares designated in the Election Form and (ii) a fraction, the numerator of which is the Cash Share Limitation, and the denominator of which is the aggregate number of Cash Election Shares designated in all Election Forms;

(2) each Cash Election Share remaining after adjustment pursuant to subsection (1) above shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(e)(i);

(3) each share of RBF Common Stock that would have been a Cash Election Share but for the adjustment pursuant to subsection (1) above shall automatically be deemed to be a Stock Election Share; and

(4) each Stock Election Share, including those so designated pursuant to subsection (3) above, shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(d).

(B) Cash Elections Less Than the Total Cash Amount. If the Potential Cash Payment is less than the Total Cash Amount, then:

(1) the Exchange Agent shall select first from among the Stock Election Shares that obtained such status because the holders thereof did not submit an effective, properly completed Election Form by the Election Deadline, by a pro rata selection process, and then (if necessary) from among the remaining Stock Election Shares, by a pro rata selection process, a sufficient number of Stock Election Shares to instead receive the Per Share Cash Consideration such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable but does not exceed the Total Cash Amount, and each share of RBF Common Stock that would have been a Stock Election Share but for the adjustment pursuant to this subsection (1) shall automatically be deemed to be a Cash Election Share. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable proration processes as shall be mutually determined by NCC and RBF before the Effective Time;

(2) each Cash Election Share, including those so designated pursuant to subsection (1) above, shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(e)(i); and

(3) each Stock Election Share remaining after the adjustment process pursuant to subsection (1) above shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(d).

(C) Cash Elections Equal to the Total Cash Amount. If the Potential Cash Payment is equal or nearly equal (as determined by the Exchange Agent) to (but in no event in excess of) the Total Cash Amount, then subsections (A) and (B) above shall not apply and:

(1) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(e)(i); and

(2) each Stock Election Share shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(d).

(f) RBF Options. At the Effective Time, each outstanding and unexercised option to purchase shares of RBF Common Stock pursuant to the RBF Stock Option Plans (each, an “RBF Option”) will cease to represent an option to purchase RBF Common Stock and will be converted automatically into an option to purchase NCC Common Stock (each, an “NCC Option”), and NCC will assume each RBF Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to the instruments governing such RBF Option; provided, however, that after the Effective Time:

(i) the number of shares of NCC Common Stock purchasable upon exercise of each RBF Option will equal the product of (A) the number of shares of RBF Common Stock that were purchasable under the RBF Option immediately before the Effective Time and (B) the Exchange Ratio, rounded to the nearest whole share;

(ii) the per share exercise price for each RBF Option will equal the quotient obtained by dividing (A) the per share exercise price of the RBF Option in effect immediately before the Effective Time by (B) the Exchange Ratio, rounded to the nearest cent; and

(iii) where the context so requires, all references to RBF shall be deemed to be references to NCC and its Subsidiaries, and all references to the RBF Board (or the Compensation Committee thereof) shall be deemed to be references to the NCC Board (or the Compensation Committee thereof).

Notwithstanding the foregoing, each RBF Option that is intended to be an “incentive stock option” (as defined in Section 422 of the IRC) will be adjusted in accordance with the requirements of Section 424 of the IRC. As of the date hereof, the RBF Options provide for the purchase of no more than an aggregate of 286,343 additional shares of RBF Common Stock. As soon as practicable after the Effective Time, NCC shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms) with the SEC, with respect to the shares of NCC Common Stock subject to converted or substitute RBF Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such converted or substitute RBF Options remain outstanding. Subject to the foregoing, the RBF Stock Option Plans shall be frozen as of the Effective Time such that no additional options shall be available or granted thereunder following the Effective Time.

(g) Maximum Shares of NCC Common Stock. Assuming that (i) there are no RBF Dissenting Shares, (ii) there is no adjustment to the Exchange Ratio pursuant to Section 3.2 below, (iii) the number of Cash Election Shares equals the Cash Share Limitation, and (iv) the holders of RBF Options exercise all of the RBF Options and/or all of the NCC Options, as the case may be (and do so by paying the exercise price in cash), the holders of RBF Common Stock and holders of RBF Options shall have the right to receive, in the aggregate, a maximum of 1,547,521 shares of NCC Common Stock as a result of the Merger.

3.2 Anti-Dilution Provisions. If NCC changes the number of shares of NCC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor is prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties provided for in Section 3.1(d).

3.3 RBF Dissenting Stockholders. Notwithstanding Section 3.1 or anything in this Agreement to the contrary, shares of RBF Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has perfected his dissenters’ rights in accordance with 12 U.S.C. § 215a(b)-(d) (“RFB Dissenting Shares”) shall not be treated as either Stock Election Shares or Cash Election Shares and shall not be converted into the right to receive either shares of NCC Common Stock or the Per Share Cash Consideration, but instead the holder of such RBF Dissenting Shares shall be entitled only to such rights of appraisal as are granted by 12 U.S.C. § 215a(b)-(d) (“Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal; provided, however, that no payment in connection with RBF Dissenting Shares shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the Dissenter Provisions and surrendered to the Surviving Association the certificate or certificates representing the RBF Dissenting Shares for which payment is being made; provided, further, that nothing contained in this Section 3.3 shall in any way limit the right of NCC to terminate this Agreement and abandon the Merger under Section 10.1(i). At the Effective Time, each such RBF Dissenting Share shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist or be outstanding, and the holder thereof shall cease to have any right with respect thereto, except the right to appraisal in accordance with applicable Law. If any Dissenting Stockholder (as defined below) fails to perfect or effectively withdraws or loses his right to appraisal, the shares of RBF Common Stock owned by such stockholder shall thereupon be deemed and treated as if they had, at the Effective Time, been Stock Election Shares and converted into the right to receive shares of NCC Common Stock in accordance with Section 3.1(d), subject to the proration adjustment process in Section 3.1(e)(v). RBF shall give NCC prompt notice upon receipt by RBF of any written objection to the Merger and such written demands for payment for shares of RBF Common Stock under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to RBF pursuant to the Dissenter Provisions (any stockholder duly making such demand being called a “Dissenting Stockholder”). Each Dissenting Stockholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of RBF Common Stock held by such Dissenting Stockholder shall receive payment therefor from NCC or NBC (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). RBF shall not, except with the prior written consent of NCC, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Stockholder.

3.4 Fractional Shares. Fractional shares of NCC Common Stock shall not be issued upon the surrender of certificates representing RBF Common Stock for exchange; no dividend or distribution with respect to NCC Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NCC. In lieu of any such fractional share, NCC shall pay to each former stockholder of RBF who otherwise would be entitled to receive a fractional share of NCC Common Stock an amount in cash (without interest) equal to the product of (i) the Average Quoted Price multiplied by (ii) the fraction of a share of NCC Common Stock to which such holder would otherwise be entitled.

ARTICLE 4

EXCHANGE OF SHARES

4.1 Exchange Procedures. Promptly (and within five (5) Business Days) after the Effective Time, NCC shall cause the Exchange Agent to mail to the former stockholders of RBF appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of RBF Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After completion of the allocation procedure set forth in Section 3.1(e)(v) and upon surrender of a certificate or certificates for exchange and cancellation to the Exchange Agent (such shares to be free and clear of all liens, claims and encumbrances), together with a properly executed letter of transmittal, the holder of such certificate or certificates shall be entitled to receive promptly thereafter in exchange therefor: (a) that number of whole shares of NCC Common Stock which such holder of RBF Common Stock became entitled to receive pursuant to Article 3 hereof and (b) a check representing the aggregate cash consideration, if any, which such holder has the right to receive pursuant to the provisions of Article 3 hereof, and the certificate or certificates so surrendered shall forthwith be canceled. The shares of NCC Common Stock to be issued pursuant to Article 3 and this Section 4.1 shall be in uncertificated book entry form, and upon compliance by a former holder of shares of RBF Common Stock with the provisions hereof and of the letter of transmittal, NCC shall instruct its registrar and transfer agent to make appropriate book entries with respect to such shares of NCC Common Stock. Such book entries of the issuance of uncertificated shares shall constitute delivery thereof for all purposes pursuant to this Agreement. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares, or any unpaid dividends and distributions, if any, payable to holders of certificates for RBF Common Stock. Neither NCC, NBC nor the Exchange Agent shall be obligated to deliver the consideration to which any former holder of RBF Common Stock is entitled as a result of the Merger until such holder surrenders the certificate or certificates representing the shares of RBF Common Stock for exchange as provided in this Section 4.1. The certificate or certificates for RBF Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require.

4.2 Rights of Former RBF Stockholders. At the Effective Time, the stock transfer books of RBF shall be closed as to holders of RBF Common Stock immediately prior to the Effective Time, and no transfer of RBF Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of RBF Common Stock (each, an “RBF Certificate”), other than shares to be canceled pursuant to Section 3.1(c)

of this Agreement or as to which dissenter’s rights of appraisal have been perfected as provided in Section 3.3 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of RBF Common Stock shall be entitled to vote after the Effective Time at any meeting of NCC stockholders (with a record date after the Effective Time) the number of whole shares of NCC Common Stock into which their respective shares of RBF Common Stock (excluding Cash Election Shares) have been converted, regardless of whether such holders have exchanged their RBF Certificates for shares of NCC Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by NCC on the NCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any Person holding any RBF Certificate at or after six (6) months after the Effective Time (the “Cutoff”) shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of NCC Common Stock, which dividend or other distribution is attributable to such Person’s NCC Common Stock represented by said RBF Certificate held after the Cutoff, until such Person surrenders such RBF Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such RBF Certificate, appropriate book entries shall be made with respect to the NCC Common Stock and all such undelivered dividends or other distributions (without interest) and any undelivered cash payments (without interest) shall be delivered and paid with respect to each share represented by such RBF Certificate. No holder of shares of RBF Common Stock shall be entitled to voting rights or to receive any dividends or distributions declared or made with respect to the NCC Common Stock with a record date before the Effective Time.

4.3 Identity of Recipient of NCC Common Stock. In the event that the delivery of the consideration provided for in this Agreement is to be made to a Person other than the Person in whose name any certificate representing shares of RBF Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the Person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a Person other than the registered holder of such certificate surrendered or establish to the satisfaction of NCC that such tax has been paid or is not applicable.

4.4 Lost or Stolen Certificates. If any holder of RBF Common Stock convertible into the right to receive shares of NCC Common Stock or cash is unable to deliver the RBF Certificate that represents RBF Common Stock, NCC shall instruct its registrar and transfer agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, to make appropriate book entries with respect to such holder for the shares of NCC Common Stock to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of NCC that any such RBF Certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by NCC to indemnify and hold NCC and the Exchange Agent harmless; and (c) evidence satisfactory to NCC that such Person is the owner of the shares theretofore represented by each RBF Certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the Person who would be entitled to present such RBF Certificate for exchange pursuant to this Agreement.

4.5 Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of RBF Common Stock is not paid or delivered within the time period specified by any applicable Laws concerning abandoned property, escheat or similar Laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, NCC or the Exchange Agent shall be entitled (but not required) to dispose of any such consideration or other payments in accordance with applicable Laws concerning abandoned property, escheat or similar Laws. Any other provision of this Agreement notwithstanding, none of NCC, NBC, the Exchange Agent or any other Person acting on their behalf shall be liable to a holder of RBF Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Law.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF RBF

RBF hereby represents and warrants to NCC as follows:

5.1 Organization, Standing and Power. RBF is a banking corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. RBF is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. RBF has delivered to NCC complete and correct copies of its Articles of Incorporation and Bylaws and the Articles of Incorporation, bylaws or similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

5.2 Authority; No Breach By Agreement.

(a) RBF has the corporate power and authority necessary to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of RBF, subject to the approval of this Agreement and the Merger by the holders of two-thirds of the outstanding shares of RBF Common Stock in accordance with 12 U.S.C. § 215a. Subject to such requisite stockholder approval and required regulatory consents, this Agreement constitutes a legal, valid and binding obligation of RBF, enforceable against RBF in accordance with its terms.

(b) Except as set forth on Schedule 5.2(b), neither the execution and delivery of this Agreement by RBF nor the consummation by RBF of the transactions provided for in this Agreement, nor compliance by RBF with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of RBF’s Articles of Incorporation or Bylaws or the Articles or Certificates of Incorporation or Bylaws or similar governing documents of any RBF Company or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any RBF Company under, any Contract or Permit of any RBF Company, where such Default or failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such RBF Company, or, (iii) subject to receipt of the requisite Consents and approvals of Regulatory Authorities referred to in this Agreement, violate or conflict with any Law or Order applicable to any RBF Company or any of their respective Assets.

(c) Except as set forth on Schedule 5.2(c), other than (i) in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, (ii) Consents required from Regulatory Authorities, (iii) the approval by the stockholders of RBF of this Agreement and the Merger, (iv) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (v) Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the RBF Company at issue, no notice to, filing with or Consent of, any Person or public body or authority is necessary for the consummation by RBF of the Merger and the other transactions provided for in this Agreement. No consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by RBF of this Agreement.

5.3 Capital Stock.

(a) The authorized capital stock of RBF consists solely of 5,000,000 shares of RBF Common Stock, of which 2,301,773 shares of RBF Common Stock are issued and outstanding (none of which is held in the treasury of RBF). All of the issued and outstanding shares of capital stock of RBF are duly and validly issued and outstanding and are fully paid and nonassessable. None of the shares of capital stock, options, or other securities of RBF has been issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of RBF or is subject to a right of rescission in favor of the holder thereof. To the Knowledge of each RBF Company, none of the shares of capital stock, options, or other securities of RBF was issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of RBF or is subject to a right of rescission in favor of the holder thereof. Pursuant to the terms of the RBF Stock Option Plan, there are outstanding options with the right to purchase a total of 286,343 shares of RBF Common Stock, as more fully set forth in Schedule 5.3(a) attached hereto.

(b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of RBF outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of RBF or contracts, commitments, understandings or arrangements by which RBF is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. RBF has no Liability for dividends declared or accrued, but unpaid, with respect to any shares of its capital stock.

5.4 RBF Subsidiaries.

(a) Each of the RBF Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the RBF Subsidiaries has the power and authority necessary for it to own, lease and operate its Assets, to incur its Liabilities and to carry on its business as now conducted. Each RBF Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(b) The authorized, issued and outstanding capital stock of each RBF Subsidiary is set forth on Schedule 5.4(b). RBF owns all of the issued and outstanding shares of capital stock of each RBF Subsidiary. None of the shares of capital stock or other securities of any RBF Subsidiary has been issued in violation of the Securities Laws or any preemptive rights. To the Knowledge of each RBF Company, none of the shares of capital stock or other securities of any RBF Subsidiary was issued in violation of the Securities Laws or any preemptive rights. No equity securities of any RBF Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any RBF Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any RBF Company is or may be bound to transfer any shares of the capital stock of any RBF Subsidiary. There are no Contracts relating to the rights of any RBF Company to vote or to dispose of any shares of the capital stock of any RBF Subsidiary. All of the shares of capital stock of each RBF Subsidiary are fully paid and nonassessable under the applicable Law of the jurisdiction in which such RBF Subsidiary is organized and are owned by RBF free and clear of any Lien. No RBF Subsidiary has any Liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock. For purposes of this Section 5.4(b), references to “capital stock” shall be deemed to include membership interests with respect to any RBF Company that is a limited liability company.

(c) The minute books of RBF and each RBF Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective stockholders and Boards of Directors (including all committees thereof), since such entity’s formation.

(d) No RBF Company and no employee or agent thereof is registered or required to be registered as an investment adviser or broker/dealer under the Securities Laws. All activities with respect to the solicitation, offer, marketing and/or sale of securities under “networking” or similar arrangements: (i) are and have at all times been conducted in accordance with all applicable Laws, including without limitation the Securities Laws and all state and federal banking Laws and regulations, and (ii) satisfy the definition of a “third party brokerage arrangement” under Section 201 of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. There has been no misrepresentation or omission of a material fact by any RBF Company and/or any of their respective agents in connection with the solicitation, marketing or sale of any securities, and each customer has been provided with any and all disclosure materials as required by applicable Law.

(e) None of the RBF Companies is engaged in any activities that are not permissible for a national banking association.

5.5 Financial Statements. The RBF Financial Statements for periods ended prior to the date hereof are listed on Schedule 5.5 and have been previously furnished to NCC. The RBF Call Reports for periods ended prior to the date hereof have been filed with the FDIC and are available electronically at https://cdr.ffiec.gov. RBF will promptly deliver to NCC copies of all RBF Financial Statements and RBF Call Reports prepared subsequent to the date hereof. The RBF Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the RBF Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, and (b) present or will present, as the case may be, fairly in all material respects the financial position of the RBF Companies as of the dates indicated and the results of operations, changes in stockholders’ equity and cash flows of the RBF Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The RBF Call Reports have been prepared in material compliance with (i) the rules and regulations of the respective federal or state banking regulator with which they were filed, and (ii) RAP, which principles have been consistently applied during the periods involved, except as otherwise noted therein. Each RBF Call Report fairly presents, in all material respects, the financial position of RBF and the results of its operations at the date and for the period indicated in such RBF Call Report in conformity with the Instructions for the Preparation of Call Reports as promulgated by applicable regulatory authorities. None of the RBF Call Reports contains any material items of special or nonrecurring income or any other income not earned in the ordinary course of business, except as expressly specified therein.

5.6 Absence of Undisclosed Liabilities. No RBF Company has any material Liabilities, except Liabilities (i) accrued or reserved against in the balance sheet of RBF as of March 31, 2015, that is included in the RBF Financial Statements or reflected in the notes thereto, (ii) incurred or paid in the ordinary course of business consistent with past business practice, (iii) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (iv) disclosed on Schedule 5.6. No RBF Company has incurred or paid any material Liability since December 31, 2014, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice. No RBF Company is a party to any material agreement, commitment, transaction, arrangement or other relationship with any unconsolidated or other off balance sheet entity.

5.7 Absence of Certain Changes or Events. Except as set forth on Schedule 5.7, since December 31, 2014: (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF or its Subsidiaries, including without limitation any change in the administrative or supervisory standing or rating of RBF with any Regulatory Authority, (ii) the RBF Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants or agreements of RBF provided in Article 7 of this Agreement, and (iii) to the Knowledge of each RBF Company, no fact or condition exists that RBF believes will cause a Material Adverse Effect on RBF or its Subsidiaries in the future.

5.8 Tax Matters.

(a) All Tax returns required to be filed by or on behalf of any of the RBF Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired; all returns filed are complete and accurate in all material respects; and all Taxes shown as due on filed returns, and all other material Taxes owed by any of the RBF Companies, have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of each RBF Company, threatened, with respect to any Taxes that might result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on RBF, except as reserved against in the RBF Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b) None of the RBF Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c) Adequate provision for any Taxes due or to become due for any of the RBF Companies for the period or periods through and including the date of the respective RBF Financial Statements has been made and is reflected on such RBF Financial Statements.

(d) Any and all deferred Taxes of the RBF Companies have been provided for in accordance with GAAP.

(e) None of the RBF Companies is responsible for the Taxes of any other Person other than the RBF Companies under Treasury Regulation 1.1502-6 or any similar provision of federal or state Law.

(f) Except as set forth on Schedule 5.8(f), none of the RBF Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the IRC.

(g) There has not been an ownership change, as defined in Section 382(g) of the IRC, that occurred during or after any taxable period in which RBF or any RBF Subsidiaries incurred an operating loss that carries over to any taxable period ending after the fiscal year of RBF immediately preceding the date of this Agreement.

(h) (i) Proper and accurate amounts have been withheld by the RBF Companies from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local Laws, and proper due diligence steps have been taken in connection with back-up withholding, (ii) federal, state and local returns have been filed by the RBF Companies for all periods for which returns were due with respect to withholding, Social Security and unemployment Taxes or charges due to any federal, state or local taxing authority, and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by RBF in the RBF Financial Statements.

(i) RBF has delivered or made available to NCC correct and complete copies of all Tax returns filed by RBF and each RBF Subsidiary for each fiscal year ended on and after December 31, 2011.

(j) None of the RBF Companies has (i) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign tax law) or (ii) taken any reporting position on a Tax return, which reporting position (1) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income tax under Sections 6662 or 6676 of the Code (or any similar provision of state, local or foreign tax law) and (2) has not adequately been disclosed on such Tax return in accordance with Section 6662(d)(2)(B) of the Code (or similar provision of state, local or foreign tax Law).

(k) None of the RBF Companies has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(c) of the Code) in conjunction with the Merger.

5.9 Loan Portfolio.

(a) (i) Except as set forth on Schedule 5.9(a)(i), none of the RBF Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including without limitation leases, credit enhancements, commitments and interest-bearing assets (excluding investment securities) (“Loans”), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions.

(ii) Except as set forth on Schedule 5.9(a)(ii), none of the RBF Companies is a creditor as to any Loan, including without limitation any loan guaranty, to any director, executive officer or 5% stockholder thereof, or to the Knowledge of each RBF Company, any Person controlling, controlled by or under common control with any of the foregoing.

(iii) All of the Loans held by any of the RBF Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity. All Loans made by any of the RBF Companies were solicited, originated and exist in material compliance with all applicable Laws and RBF loan policies, except for deviations from such policies that (a) have been approved by current management of RBF, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of RBF, will not adversely affect the ultimate collectability of such Loan.

(iv) Except as set forth on Schedule 5.9(a)(iv), none of the RBF Companies holds any Classified Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate.

(v) The allowance for possible loan or credit losses (the “RBF Allowance”) shown on the balance sheets of RBF included in the most recent RBF Financial Statements dated prior to the date of this Agreement was, and the RBF Allowance shown on the balance sheets of RBF included in the RBF Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the RBF Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the RBF Companies as of the dates thereof. RBF has calculated the RBF Allowance in accordance with RAP as applied to banking institutions and in accordance with all applicable rules and regulations. The reserve for losses with respect to other real estate owned (the “RBF OREO Reserve”) shown on the most recent RBF Financial Statements and RBF Call Reports were, and the RBF OREO Reserve to be shown on the RBF Financial Statements and RBF Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to the other real estate owned portfolio of RBF as of the dates thereof. The reserve for losses in respect of Litigation (the “RBF Litigation Reserve”) shown on the most recent RBF Financial Statements and RBF Call Reports and the RBF Litigation Reserve to be shown on the RBF Financial Statements and RBF Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or arising out of all pending or threatened Litigation applicable to RBF and the RBF Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b) The documentation relating to each Loan made by any RBF Company and to all security interests, mortgages and other liens with respect to all collateral for Loans is adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien, except for inadequacies in such documentation which will not, individually or in the aggregate, have a Material Adverse Effect on RBF. Except as set forth on Schedule 5.9(b), no agreement pursuant to which any Loans or other assets have been or shall be sold by any RBF Companies entitles the buyer of such Loans or other assets to cause the RBF Companies to repurchase such Loan or other asset or the buyer to pursue any other form of recourse against the RBF Companies, except in the event of a breach by the RBF Companies of representations or warranties therein. The RBF Companies have no Knowledge of a breach of a representation or warranty by the RBF Companies in any such agreement.

(c) All Loans made by any RBF Company have been made in compliance in all material respects with all applicable Laws at the time of such Loan or any renewal thereof, including Regulation Z, the Federal Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, and all Laws governing the operation of Florida-chartered banks. Each RBF Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such RBF Company. Each Loan on the books of any RBF Company was made in the ordinary course of its business.

(d) Without limiting the foregoing or anything else in this Agreement:

(i) Each RBF Company has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage or other Loan originated, purchased or serviced by any RBF Company has satisfied in all material respects: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage and other Loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages; (B) the responsibilities and obligations set forth in any agreement between any RBF Company and any Agency, Loan Investor or Insurer; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer; and (D) the terms and provisions of any mortgage or other collateral documents and other Loan documents with respect to each such Loan. Each RBF Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such RBF Company; and

(ii) No Agency, Loan Investor or Insurer has (A) claimed in writing that any RBF Company has violated or has not complied with the applicable underwriting standards with respect to Loans sold by any RBF Company to a Loan Investor or Agency, or with respect to any sale of servicing rights to a Loan Investor, (B) imposed in writing restrictions on the activities (including commitment authority) of any RBF Company or (C) indicated in writing to any RBF Company that it has terminated or intends to terminate its relationship with such RBF Company for poor performance, poor loan quality or concern with respect to such RBF Company’s compliance with Laws.

5.10 Assets; Real Property; Insurance. Except as set forth on Schedule 5.10, the RBF Companies have marketable title, free and clear of all Liens, to all of their respective Assets. All tangible real and personal properties and Assets used in the businesses of the RBF Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with RBF’s past practices. All Assets that are material to RBF’s business, held under leases or subleases by any of the RBF Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by RBF or, to the Knowledge of each RBF Company, by any other party to the Contract. Schedule 5.10(a) identifies each parcel of real estate or interest therein owned by any of the RBF Companies or in which any RBF Company has any ownership interest. Schedule 5.10(b) identifies each parcel of real estate or interest therein leased or subleased by any of the RBF Companies or in which any RBF Company has any leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any RBF Company is the lessee of any real property. One of the RBF Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), free and clear of all Liens. None of the RBF Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described or required to be described in Schedules 5.10(a) and 5.10(b), including without limitation any Law relating to zoning, building, occupancy, environmental or comparable matters, which individually or in the aggregate would have a Material Adverse Effect on RBF. As to each parcel of real property owned or used by any RBF Company, no RBF Company has received notice of any pending or, to the Knowledge of each of the RBF Companies, threatened condemnation proceedings, Litigation proceedings or mechanic’s or materialmen’s liens. The Assets of the RBF Companies include all assets required to operate the business of the RBF Companies as now conducted. The policies of fire, theft, liability, D&O and other insurance maintained with respect to the Assets or businesses of the RBF Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the RBF Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the RBF Companies, and RBF has provided true and correct copies of each such policy to NCC. Except as set forth on Schedule 5.10(c), no claims have been made under such policies or bonds, and no RBF Company has Knowledge of any fact or condition presently existing that might form the basis of any such claim.

5.11 Environmental Matters.

(a) Each RBF Company, its Participation Facilities and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(b) There is no Litigation pending or, to the Knowledge of any RBF Company, threatened before any court, governmental agency or authority or other forum in which any RBF Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any RBF Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(c) There is no Litigation pending or, to the Knowledge of any RBF Company, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or RBF with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(d) To the Knowledge of each RBF Company, there is no reasonable basis for any Litigation of a type described in Sections 5.11(b) or 5.11(c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(e) During the period of (i) any RBF Company’s ownership or operation of any of its respective current properties, (ii) any RBF Company’s participation in the management of any Participation Facility or (iii) any RBF Company’s holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. Prior to the period of (i) any RBF Company’s ownership or operation of any of its respective current properties, (ii) any RBF Company’s participation in the management of any Participation Facility, or (iii) any RBF Company’s holding of a security interest in a Loan Property, to the Knowledge of each RBF Company, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

5.12 Compliance with Laws. Each RBF Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF, and there has occurred no Default under any such Permit. Except as set forth on Schedule 5.12, each of the RBF Companies:

(a) is and has been in compliance in all material respects with all Laws, Orders and Permits applicable to its business or employees, agents or representatives conducting its business; and

(b) has received no notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any RBF Company is not, or suggesting that any RBF Company may not be, in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any RBF Company, or suggesting that any RBF Company may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any RBF Company, including without limitation any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

Without limiting the foregoing, each RBF Company is and has been in compliance in all material respects with the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as Title III of the U.S.A. Patriot Act, the Currency and Foreign Transactions Reporting Act of 1970, as amended, otherwise known as the Bank Secrecy Act, and all regulations issued thereunder, and each RBF Company has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. Each RBF Company has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the United States Treasury Department, including the Internal Revenue Service. No RBF Company or, to the Knowledge of any RBF Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of any RBF Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). No RBF Company or any of its Affiliates does business with the government of, or any Person located in, any country, or with any other Person, targeted by any of the economic sanctions of OFAC or any other Regulatory Authority. No RBF Company is controlled (within the meaning of Laws administered by OFAC) by any such government or Person. Each RBF Company has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under applicable Law. Each RBF Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such RBF Company.

5.13 Labor Relations; Employees.

(a) No RBF Company is the subject of any Litigation asserting that it or any other RBF Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other RBF Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any RBF Company pending or threatened, nor to its Knowledge, is there any activity involving any RBF Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each RBF Company is and has been in compliance with all Employment Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(b) Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the RBF Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2013, 2014 and 2015. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the RBF Companies.

5.14 Employee Benefit Plans.

(a) Schedule 5.14(a) lists, and RBF has delivered or made available to NCC prior to the execution of this Agreement, correct and complete copies of all pension, retirement, profit-sharing, salary continuation and split dollar agreements, deferred compensation, director deferred fee agreements, director retirement agreements, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written or unwritten employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans,” as defined in Section 3(3) of ERISA, adopted, maintained by, sponsored in whole or in part by, or contributed to by any RBF Company, any Affiliate of a RBF Company, or any “ERISA affiliate” thereof within the last five (5) years for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries (collectively, the “RBF Benefit Plans”). RBF also has delivered or made available to NCC prior to the execution of this Agreement correct and complete copies of (where applicable): (i) all summary plan descriptions, summaries of material modifications, and amendments related to such RBF Benefit Plans; (ii) the most recent determination or opinion letters, as applicable, received from the Internal Revenue Service; (iii) the three most recent Form 5500 Annual Reports; (iv) the three most recent audited financial statements and actuarial valuations; (v) all material related agreements, insurance contracts and other documents that implement or impact each such RBF Benefit Plan; and (vi) any notices to or from the Internal Revenue Service, any office or representative of the Department of Labor or any other governmental entity relating to any compliance issues in respect of any RBF Benefit Plan. Any RBF Benefit Plan that is an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, is referred to herein as an “RBF ERISA Plan.” No RBF Benefit Plan is or has been a “defined benefit plan” (as defined in Section 414(j) of the IRC) or a “multi-employer plan” (as defined in Section 3(37) of ERISA).

(b) All RBF Benefit Plans and the administration thereof are in, and have been in, compliance with the applicable terms of ERISA, the IRC and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. Each RBF ERISA Plan that is intended to be qualified under Section 401(a) of the IRC and each corresponding trust exempt under Section 501(a) of the IRC has received a favorable determination letter or may rely upon an opinion letter issued to the sponsor of a prototype or volume submitter arrangement, as applicable, from the Internal Revenue Service, and RBF is not aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No transaction has been entered into with respect to any RBF Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any RBF Company to a tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA in amounts that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other governmental authority pending (other than routine claims for benefits) or threatened against any RBF Benefit Plan, any RBF Company or ERISA affiliate with regard to any RBF Benefit Plan, any trust that is a part of any RBF Benefit Plan, any trustee, fiduciary, custodian, administrator or other person or entity holding or controlling assets of any RBF Benefit Plan, and no basis for anticipating any such action, suit, arbitration, claim, investigation or audit exists.

(c) Except as set forth on Schedule 5.14(c), neither the execution and delivery of this Agreement nor the consummation of the transactions provided for herein will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of any RBF Company from any RBF Company under any RBF Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any RBF Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(d) With respect to all RBF Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the IRC), all contributions due (including any contributions to any trust account or payments due under any insurance policy) previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions required to be made under any RBF Benefit Plan have been made by the applicable due date and such contributions meet the requirements for deductibility under the IRC, and all contributions that are required and that have not been made have been properly recorded on the books of RBF.

(e) Each contract, arrangement, plan, or RBF Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the IRC) has been maintained and is, in form and operation, in compliance with Section 409A of the IRC and the applicable guidance issued thereunder. No amounts under any such contract, arrangement, plan, or such RBF Benefit Plan are or have been subject to the interest or additional tax set forth under Section 409A(a)(1)(B) of the IRC. Except as set forth on Schedule 5.14(e), no RBF Company or any of its Affiliates has any obligation to gross-up or indemnify any Person with respect to any Taxes imposed under Section 409A of the IRC.

(f) (i) Each RBF Benefit Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the IRC) has been operated in compliance in all material respects with all Laws applicable to such plan, its terms, and with the group health plan continuation coverage requirements of Section 4980B of the IRC and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the IRC and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable. No RBF Benefit Plan or written or oral agreement exists that obligates the RBF Companies or any ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee or member of the RBF Board or any ERISA affiliate following such employee’s, former employee’s or director’s termination of employment, including, but not limited to, retiree medical, health or life benefits, other than as required under COBRA Coverage or other similar applicable Law.

(ii) No RBF Benefit Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self-funded, self-insured or funded through the general assets of an RBF Company or an ERISA affiliate. No RBF Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the IRC.

5.15 Material Contracts. Except as set forth on Schedule 5.15, none of the RBF Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under any of the following (whether written or oral, express or implied): (i) any employment, severance, termination, consulting or retirement Contract with any Person; (ii) any Contract relating to the borrowing of money by any RBF Company or the guarantee by any RBF Company of any such obligation (other than Contracts evidencing deposit Liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (iii) any Contract relating to indemnification or defense of any director, officer or employee of any of the RBF Companies or any other Person; (iv) any Contract with any labor union; (v) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (vi) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any 5% stockholder, director or officer of any of the RBF Companies, any member of the immediate family of the foregoing or, to the Knowledge of any RBF Company, any related interest (as defined in Regulation O promulgated by the FRB) (“Related Interest”) of any of the foregoing; (vii) any Contract (A) which limits the freedom of any of the RBF Companies to compete in any line of business or with any Person or (B) which limits the freedom of any other Person to compete in any line of business with any RBF Company; (viii) any Contract providing a power of attorney or similar authorization given by any of the RBF Companies, except as issued in the ordinary course of business with respect to routine matters; or (ix) any Contract (other than deposit agreements and certificates of deposits issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the RBF Companies of amounts aggregating $50,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “RBF Contracts”). RBF has delivered or made available to NCC correct and complete copies of all RBF Contracts. Each of the RBF Contracts is in full force and effect, and none of the RBF Companies is in Default under any RBF Contract. All of the indebtedness of any RBF Company for money borrowed is prepayable at any time by such RBF Company without penalty or premium.

5.16 Legal Proceedings. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of any RBF Company, threatened (or unasserted but considered probable of assertion) against any RBF Company, or against any Asset, interest, or right of any of them, other than any immaterial, ordinary routine Litigation incidental to the business of RBF and its Subsidiaries, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending or, to the Knowledge of any RBF Company, threatened against any RBF Company. RBF has no Knowledge of any fact or condition presently existing that might give rise to any Order, Litigation, investigation or proceeding which, if determined adversely to RBF, would have a Material Adverse Effect on RBF or would materially restrict the right of RBF to carry on its businesses as presently conducted.

5.17 Reports. Each RBF Company has timely filed all reports, registration statements, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities and all other material reports and statements required to be filed by it, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the ordinary course of the business of the RBF Companies, to the Knowledge of any RBF Company, no Regulatory Authority has initiated any proceeding or, to the Knowledge of any RBF Company, investigation into the business or operations of any RBF Company. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or lien or any examinations of any RBF Company. As of their respective dates, each of such reports, registrations, statements and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including without limitation all Securities Laws. As of its respective date, each of such reports, registrations, statements and documents did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial information and reports contained in each of such reports, registrations, statements and documents (including the related notes, where applicable), (a) have been prepared in all material respects in accordance with GAAP or RAP, as applicable, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (b) fairly present the financial position of the RBF Companies as of the respective dates thereof, and (c) fairly present the results of operations of the RBF Companies for the respective periods therein set forth.

5.18 Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any RBF Company or any Affiliate thereof to NCC pursuant to this Agreement, including the Exhibits and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any RBF Company or any Affiliate thereof for inclusion in the documents to be prepared by NCC in connection with the transactions provided for in this Agreement, including without limitation: (i) documents to be filed with the SEC, including without limitation (A) the Registration Statement on Form S-4 of NCC registering the shares of NCC Common Stock to be offered to the holders of RBF Common Stock, and all amendments thereto (as amended, the “S-4 Registration Statement”), and (B) the Proxy Statement and Prospectus in the form contained in the S-4 Registration Statement, and all amendments and supplements thereto, to be delivered to stockholders of RBF in accordance with the provisions of this Agreement (as amended and supplemented from time to time, the “Proxy Statement/Prospectus”); (ii) filings pursuant to any state securities Laws; and (iii) filings made in connection with the obtaining of Consents from Regulatory Authorities, in the case of the S-4 Registration Statement, at the time the S-4 Registration Statement is declared effective pursuant to the 1933 Act, in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the meeting of stockholders to which the Proxy Statement/Prospectus relates, and in the case of any other documents, the time such documents are filed with a Regulatory Authority and/or at the time they are distributed to stockholders of RBF, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any RBF Company is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

5.19 Accounting, Tax and Regulatory Matters. No RBF Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section 9.1(b).

5.20 Offices. The headquarters of each RBF Company and each other office, branch or facility maintained and operated by each RBF Company (including without limitation representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the RBF Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.21 Data Processing Systems. The electronic data processing systems and similar systems utilized in processing the work of each of the RBF Companies, including both hardware and software, (i) are supplied by a third-party provider; (ii) satisfactorily perform the data processing function for which they are presently being used; and (iii) are wholly within the possession and control of one of the RBF Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of NCC’s third-party provider.

5.22 Intellectual Property. Each of the RBF Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the RBF Companies has received any notice of conflict with respect thereto that asserts the rights of others. The RBF Companies have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the RBF Companies. Each of the RBF Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third parties.

5.23 Fiduciary Responsibilities. Neither RBF nor any of its Subsidiaries is authorized to act, or has acted or currently acts, in any fiduciary capacity.

5.24 Financial Advisor. RBF has retained the RBF Financial Advisor to serve as its financial advisor and, as of the Effective Time, shall incur a Liability to the RBF Financial Advisor in the amount set forth on Schedule 5.24 (the “RBF Advisory Fee”) in connection with the Merger. Other than the RBF Financial Advisor and the RBF Advisory Fee, neither RBF nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions provided for in this Agreement. Before the execution of this Agreement, RBF has received a written opinion from the RBF Financial Advisor to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio and the Per Share Cash Consideration are fair to the stockholders of RBF from a financial point of view, and such opinion has not been withdrawn, amended, waived, modified or rescinded.

5.25 Regulatory Approvals. RBF knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.26 Opinion of Counsel. No RBF Company has Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.1(e).

5.27 Repurchase Agreements; Derivatives; Securitizations. With respect to all agreements currently outstanding pursuant to which any RBF Company has purchased securities subject to an agreement to resell, such RBF Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any RBF Company has sold securities subject to an agreement to repurchase, no RBF Company has pledged collateral in excess of the amount of the debt secured thereby. No RBF Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of any RBF Company or for the account of a customer of any RBF Company, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of any regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of such RBF Company, enforceable according to their terms. Each RBF Company has duly performed in all material respects all of its obligations under such arrangements to the extent that such obligations to perform have accrued, and there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. No RBF Company is a party to any agreement securitizing any of its assets.

5.28 Antitakeover Provisions. Each RBF Company has taken all actions required to exempt such RBF Company, this Agreement and the Merger from any provisions of an anti-takeover nature contained in their organizational documents or the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar Laws or regulations (collectively, “Takeover Laws”). Each RBF Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any RBF Company or restrict or impair the ability of NCC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any RBF Company that may be directly or indirectly acquired or controlled by it.

5.29 Transactions with Management. Except for (a) deposits that are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of RBF at the time such deposits were entered into, (b) the loans listed on Schedule 5.9(a)(ii), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the RBF Companies set forth on Schedule 5.14(a), and (e) any items described on Schedule 5.29, there are no contracts with or commitments to present or former stockholders who own or owned more than 1% of the RBF Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person) or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.30 Absence of Certain Business Practices. No RBF Company or, to the Knowledge of any RBF Company, any officer, employee or agent of any RBF Company, or any other Person acting on their behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of any RBF Company (or assist any RBF Company in connection with any actual or proposed transaction) that (a) might subject RBF to any damage or penalty in any civil, criminal or governmental Litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Effect on RBF or (c) if not continued in the future, might result in a Material Adverse Effect on RBF or might subject RBF to suit or penalty in any private or governmental Litigation or proceeding.

5.31 Privacy of Customer Information. The RBF Companies collectively are the sole owner of all individually identifiable personal information relating to identifiable or identified natural Persons (“Identifiable Personal Information”) with respect to customers, former customers and prospective customers. The RBF Companies’ collection, use, and transfer of such Identifiable Personal Information complies with RBF’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy and other applicable Laws, and any agreement or industry standard relating to privacy.

5.32 Deposits. None of the deposits of RBF are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, setoff rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of RBF represents a deposit of any Affiliate of RBF. The deposit accounts of RBF are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”). RBF has paid all regular premiums and special assessments and filed all reports required under the Act.

5.33 Accounting Controls. Each of the RBF Companies maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the RBF Financial Statements and RBF Call Reports in accordance with GAAP and RAP, and to maintain asset and Liability accountability; (iii) access to each RBF Company’s assets and incurrence of each RBF Company’s Liabilities are permitted only in accordance with management’s specific or general authorizations; (iv) the recorded accountability for assets and Liabilities is compared with the existing assets and Liabilities at reasonable intervals and appropriate action is taken with respect to any difference; and (v) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. None of RBF’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the RBF Companies or their accountants, except as would not reasonably be expected to have a Material Adverse Effect on RBF. No RBF Company has been advised of any material deficiencies in the design or operation of internal controls over financial reporting which could reasonably be expected to adversely affect its ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management. No material weakness in internal controls has been identified by RBF’s auditors, and there have been no significant changes in internal controls that could reasonably be expected to materially and adversely affect internal controls.

5.34 Registration Obligations. No RBF Company is under any obligation, contingent or otherwise, to register its securities under the 1933 Act, the 1934 Act, or any state securities Laws.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF NCC

NCC hereby represents and warrants to RBF as follows:

6.1 Organization, Standing and Power. NCC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. NCC is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.2 Authority; No Breach By Agreement.

(a) NCC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein have been, or prior to the Effective Time will be, duly and validly authorized by all necessary corporate action on the part of NCC. Subject to required regulatory consents, this Agreement constitutes a legal, valid and binding obligation of NCC, enforceable against NCC in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by NCC, nor the consummation by NCC of the transactions provided for in this Agreement, nor compliance by NCC with any of the provisions of this Agreement, will (i) conflict with or result in a breach of any provision of NCC’s Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any NCC Company under, any Contract or Permit of any NCC Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material

Adverse Effect on such NCC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any NCC Company or any of their respective Assets.

(c) Other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules and requirements of Nasdaq, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (iv) notices to or filings with Nasdaq regarding the listing on Nasdaq of the shares of NCC Common Stock to be issued in the Merger and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by NCC of the Merger and the other transactions provided for in this Agreement. No consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by NCC of this Agreement.

6.3 Capital Stock. The authorized capital stock of NCC, as of the date of this Agreement, consists of (i) 30,000,000 shares of NCC Common Stock and (ii) 250,000 shares of NCC Preferred Stock. As of the date hereof, 9,438,541 shares of NCC Common Stock and no shares of NCC Preferred Stock are issued and outstanding. All of the shares of NCC Common Stock to be issued in exchange for shares of RBF Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the shares of NCC Common Stock to be issued in exchange for shares of RBF Common Stock upon consummation of the Merger will be issued in violation of any preemptive rights of the stockholders of NCC.

6.4 Reports and Financial Statements. Since October 31, 2010, or the date of organization or acquisition if later, each NCC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the NCC Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including without limitation the Securities Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The NCC Financial Statements included in such reports (as of the dates thereof and for the periods covered thereby) (A) are, or if dated after the date of this Agreement, will be, in accordance with the books and records of the NCC Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (B) present, or will present, fairly in all material respects the consolidated financial position of the NCC Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the NCC Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal year-end adjustments that are not material). Porter Keadle

Moore, LLC is a registered public accounting firm and throughout the periods covered by the financial statements filed with the SEC by NCC has been “independent” with respect to NCC within the meaning of Regulation S-X under the 1934 Act.

6.5 Absence of Undisclosed Liabilities. No NCC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, except Liabilities (i) accrued or reserved against in the consolidated balance sheets of NCC as of March 31, 2015, that are included in the NCC Financial Statements or reflected in the notes thereto, (ii) incurred or paid in the ordinary course of business consistent with past business practice, (iii) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (iv) disclosed on Schedule 6.5. No NCC Company has incurred or paid any Liability since March 31, 2015, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.6 Absence of Certain Changes or Events. Since March 31, 2015: (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, including without limitation any change in the administrative or supervisory standing or rating of NCC with any Regulatory Authority, (ii) the NCC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of NCC provided in Article 7 of this Agreement, and (iii) to the Knowledge of each NCC Company, no fact or condition exists which NCC believes will cause a Material Adverse Effect on NCC in the future.

6.7 Compliance with Laws. Each NCC Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, and there has occurred no Default under any such Permit. Each of the NCC Companies:

(a) is and since October 31, 2010, has been in compliance in all material respects with all Laws, Orders or Permits applicable to its business or employees conducting its business; and

(b) since October 31, 2010, has received no notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any NCC Company is not in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any NCC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any NCC Company, including without limitation any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

6.8 Material Contracts. None of the NCC Companies is in Default under any of its respective Contracts, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.9 Legal Proceedings. Except as set forth on Schedule 6.9, there is no Litigation instituted or pending, or, to the Knowledge of any NCC Company, threatened (or unasserted but considered probable of assertion) against any NCC Company, or against any Asset, interest, or right of any of them, other than any immaterial, ordinary routine Litigation incidental to the business of NCC and its Subsidiaries, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending or, to the Knowledge of any NCC Company, threatened against any NCC Company. NCC has no Knowledge of any fact or condition presently existing that might give rise to any Order, Litigation, investigation or proceeding which, if determined adversely to NCC, would have a Material Adverse Effect on NCC or would materially restrict the right of NCC to carry on its businesses as presently conducted.

6.10 Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any NCC Company or any Affiliate thereof to RBF pursuant to this Agreement, including the Exhibits or Schedules hereto, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any NCC Company or any Affiliate thereof for inclusion in (i) the documents to be filed with the SEC, including without limitation the S-4 Registration Statement and the Proxy Statement/Prospectus to be mailed to RBF’s stockholders in connection with the RBF Stockholders’ Meeting and (ii) any other documents to be filed by an NCC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions provided for herein, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of RBF, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any NCC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

6.11 Tax and Regulatory Matters. No NCC Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.12 1933 Act and 1934 Act Compliance. The Proxy Statement/Prospectus will comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder; provided, however, that NCC makes no representation or warranty with respect to any information provided by or on behalf of any RBF Company for inclusion in the Proxy Statement/Prospectus.

6.13 Regulatory Approvals. NCC knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

6.14 Opinion of Counsel. NCC has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.1(e).

6.15 Absence of Certain Business Practices. Since December 31, 2014, no NCC Company or, to the Knowledge of any NCC Company, any officer, employee or agent of any NCC Company, or any other Person acting on their behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of any NCC Company (or assist any NCC Company in connection with any actual or proposed transaction) that (a) might subject NCC to any damage or penalty in any civil, criminal or governmental Litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Effect on NCC or (c) if not continued in the future, might result in a Material Adverse Effect on NCC or might subject NCC to suit or penalty in any private or governmental Litigation or proceeding.

6.16 Accounting Controls. Each of the NCC Companies maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the NCC Financial Statements and NCC Call Reports in accordance with GAAP and RAP, and to maintain asset and Liability accountability; (iii) access to each NCC Company’s assets and incurrence of each NCC Company’s Liabilities are permitted only in accordance with management’s specific or general authorizations; (iv) the recorded accountability for assets and Liabilities is compared with the existing assets and Liabilities at reasonable intervals and appropriate action is taken with respect to any difference; and (v) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. None of NCC’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the NCC Companies or their accountants, except as would not reasonably be expected to have a Material Adverse Effect on NCC. No NCC Company has been advised of any material deficiencies in the design or operation of internal controls over financial reporting which could reasonably be expected to adversely affect its ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management. No material weakness in internal controls has been identified by NCC’s auditors, and there have been no significant changes in internal controls that could reasonably be expected to materially and adversely affect internal controls.

ARTICLE 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Covenants of All Parties.

(a) Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly provided for herein, until the earlier of the Effective Time or the termination of this Agreement, each Party shall and shall cause each of its Subsidiaries to (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles (if applicable), (ii) preserve intact its business organization, goodwill, Assets and relationships with depositors, customers and employees and maintain its rights and franchises, and (iii) take no action, except as required by applicable Law, which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions provided for herein without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) or 9.1(c) of this Agreement or (B) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, each of NCC and RBF shall cause its Designated Representative (and, if necessary, representatives of any of its Subsidiaries) to confer on a regular and frequent basis with the Designated Representative of the other Party hereto and to report on the general status of its and its Subsidiaries’ ongoing operations. Each of NCC and RBF shall permit the other Party hereto to make such investigation of its business or properties and its Subsidiaries and of their respective financial and legal conditions as the investigating Party may reasonably request. Each of NCC and RBF shall promptly notify the other Party hereto concerning (a) any material change in the normal course of its or any of its Subsidiaries’ businesses or in the operation of their respective properties or in their respective conditions; (b) any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or the institution or the threat of any material Litigation involving it or any of its Subsidiaries; and (c) the occurrence or impending occurrence of any event or circumstance that would cause or constitute a breach of any of the representations, warranties or covenants contained herein; and each of NCC and RBF shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to prevent or promptly respond to same.

7.2 Covenants of RBF. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, RBF covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of NCC, which consent shall not be unreasonably withheld, except in connection with the actions referenced in subsections (b), (d) or (e), in which case such consent may be withheld for any reason or no reason:

(a) amend the Articles of Incorporation, Bylaws or other governing instruments of any RBF Company;

(b) incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of RBF or its Subsidiaries consistent with past practices (which shall include the creation of deposit Liabilities, purchases of federal funds, sales of certificates of deposit, advances from the FRB or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any RBF Company of any Lien or permit any such Lien to exist;

(c) repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any RBF Company, except in connection with the surrender of shares of RBF Common Stock in payment of the exercise price of outstanding options to purchase RBF Common Stock or the deemed acquisition of shares upon a “cashless exercise” of any such option, or declare or pay any dividend or make any other distribution in respect of RBF’s capital stock;

(d) except for this Agreement or as required upon exercise of any of the RBF Options, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of RBF Common Stock or any other capital stock of any RBF Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock;

(e) adjust, split, combine or reclassify any capital stock of any RBF Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any RBF Company or, other than in the ordinary course of business for reasonable and adequate consideration, any Asset;

(f) acquire any direct or indirect equity interest in any Person, other than in connection with (i) foreclosures in the ordinary course of business and (ii) acquisitions of equity interests by any RBF Company acting solely in a fiduciary capacity;

(g) grant any increase in compensation or benefits to the directors, officers or employees of any RBF Company, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the RBF Board prior to the date of this Agreement; or enter into or amend any severance agreements or change in control agreements with any directors, officers or employees of any RBF Company;

(h) enter into or amend any employment Contract between any RBF Company and any Person (unless such amendment is required by Law) that the RBF Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i) adopt any new employee benefit plan of any RBF Company or make any material change in or to any existing employee benefit plans of any RBF Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, except that RBF shall have the right to continue to accrue incentive compensation amounts for its employees in an aggregate amount not to exceed the amounts set forth on Schedule 7.2(i), which such accrued amounts shall be paid to such employees at or prior to Effective Time;

(j) make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or RAP;

(k) (i) commence any Litigation other than in accordance with past practice, or (ii) settle any Litigation involving any Liability of any RBF Company for material money damages or restrictions upon the operations of any RBF Company;

(l) enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable Laws;

(m) fail to file timely any report required to be filed by it with any Regulatory Authority;

(n) make any Loan or advance to any 5% stockholder, director or officer of RBF, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of any RBF Company) of any of the foregoing, except for advances under unfunded loan commitments in existence on the date of this Agreement and specifically described on Schedule 7.2(n) or renewals of any Loan or advance outstanding as of the date of this Agreement on terms and conditions substantially similar to the original Loan or advance;

(o) cancel without payment in full, or modify in any material respect any Contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of any RBF Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of RBF or any of its Subsidiaries) of any of the foregoing;

(p) enter into any Contract for services or otherwise with any of the 5% stockholders, directors, officers or employees of any RBF Company or any member of the immediate family of the foregoing, or any Related Interest of any of the foregoing;

(q) modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

(r) file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(s) except as may be required by applicable Law or to comply with any request or recommendation made by any Regulatory Authority, change its or any of its Subsidiaries’ lending, investment, Liability management and other material banking policies in any material respect;

(t) intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the transactions provided for in this Agreement;

(u) take any action that would cause the transactions provided for in this Agreement to be subject to requirements imposed by any Takeover Law; and RBF shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect;

(v) make or renew any Loan to any Person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly as though a Related Interest or otherwise) owes, or would as a result of such Loan or renewal owe, any RBF Company more than an aggregate of $1,000,000 of secured indebtedness or more than $150,000 of unsecured indebtedness;

(w) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with RBF’s past policies;

(x) purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years (except for municipal bonds of any maturity after consultation by a Designated Representative of RBF with a Designated Representative of NCC), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation;

(y) except for residential real property, “other real estate owned” and mobile home property owned by and reflected on the books of RBF as of the date hereof, the sale of which will not, individually or in the aggregate, result in a material loss, sell, transfer, convey or otherwise dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $100,000;

(z) make or commit to make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000;

(aa) take any action that is likely to materially impair or delay RBF’s ability to perform any of its obligations under this Agreement; or

(bb) agree or commit to do any of the foregoing.

7.3 Adverse Changes in Condition. Each Party agrees to give written notice promptly (and in any event within two (2) Business Days) to the other Parties upon becoming aware of the occurrence or impending occurrence or existence of any event, circumstance or fact relating to it or any of its Subsidiaries that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party or (b) would reasonably be expected to cause, constitute, give rise to or result in a material breach at or prior to the Closing Date of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same; provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not (i) limit or otherwise affect any remedies available to the Party receiving such notice or (ii) be deemed to amend or supplement the Schedules to this Agreement or prevent or cure any inaccuracy, misrepresentations, breach of warranty or breach of covenant.

7.4 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time, and RBF shall deliver to NCC copies of all such reports filed by RBF or its Subsidiaries promptly after the same are filed.

7.5 Acquisition Proposals.

(a) RBF shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal which constitutes, any Acquisition Proposal, (ii) enter into any letter of intent or agreement related to any Acquisition Proposal other than a confidentiality agreement (each, an “Acquisition Agreement”), or (iii) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the RBF Stockholders’ Meeting, and without any breach of the terms of this Section 7.5(a), (A) RBF receives an unsolicited bona fide written Acquisition Proposal from any Person that in the good faith judgment of the RBF Board is, or is reasonably likely to lead to the delivery of, a Superior Proposal, and (B) the RBF Board determines in good faith, after consultation with outside legal counsel, that failure to participate in discussions with such Person concerning such Acquisition Proposal would likely result in a violation of its fiduciary duties under applicable Law, then RBF may (x) furnish information (including non-public information) with respect to RBF to any such Person pursuant to a confidentiality agreement containing confidentiality provisions no more favorable to such Person than those in the Confidentiality Agreement between NCC and RBF dated April 16, 2015 (provided that RBF must contemporaneously furnish to NCC all such information furnished to such Person), and (y) participate in negotiations with such Person regarding such Acquisition Proposal.

(b) Except as set forth in Section 10.1(k) below, neither the RBF Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to NCC, the approval or recommendation by the RBF Board, or such committee, of the Merger or this Agreement; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) authorize or permit RBF or any of its Subsidiaries to enter into any Acquisition Agreement.

(c) RBF agrees that it and its Subsidiaries shall, and RBF shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Acquisition Proposal. RBF agrees that it will notify NCC promptly (and in any event within 24 hours) if, to RBF’s Knowledge, any Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations relating to an Acquisition Proposal are sought to be initiated or continued with, RBF, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter RBF shall keep NCC informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. RBF also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

7.6 Stockholder Litigation. RBF shall provide NCC the opportunity to participate in the defense or settlement of any stockholder litigation against RBF and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and RBF shall in good faith consider the recommendations by NCC regarding such litigation. RBF shall not settle any stockholder litigation without NCC’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.7 Covenants of NCC. Except as expressly permitted or contemplated by this Agreement, or as required by applicable Law, or with the prior written consent of RBF, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, NCC shall not, and shall not permit any of its Subsidiaries to:

(a) take any action that is reasonably likely to materially impair or delay NCC’s ability to consummate the Merger or the transactions provided for in this Agreement;

(b) amend NCC’s Certificate of Incorporation or Bylaws or similar governing documents of any of its Subsidiaries in a manner that would adversely affect RBF or any of its Subsidiaries or the holders of RBF Common Stock;

(c) settle any claim, action or proceeding against it that would create an adverse precedent for other similar claims, which, in the aggregate, would reasonably be expected to be material to NCC following the closing of the Merger; or

(d) agree or commit to do any of the foregoing.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 Regulatory Matters.

(a) NCC shall prepare the S-4 Registration Statement as promptly as reasonably practicable after the date hereof. Assuming that RBF promptly furnishes all information concerning the RBF Companies needed for preparation of the S-4 Registration Statement, NCC shall use commercially reasonable efforts to file the S-4 Registration Statement with the SEC within 90 days following the date hereof. NCC shall use commercially reasonable efforts to have the S-4 Registration Statement declared effective under the 1933 Act as promptly as reasonably practicable after such filing. As promptly as reasonably practicable after the S-4 Registration Statement has been declared effective by the SEC, RBF shall mail the Proxy Statement/Prospectus to its stockholders simultaneously with delivery of notice of the RBF Stockholders’ Meeting. NCC shall also use commercially reasonable efforts to obtain all necessary state securities Law permits and approvals required to carry out the transaction provided for in this Agreement, and RBF shall furnish all information concerning RBF and the holders of RBF Common Stock as may be requested in connection with any such action. If at any time prior to the Effective Time any event shall occur which should be set forth in an amendment of, or a supplement to, the Proxy Statement/Prospectus, RBF will promptly inform NCC and cooperate and assist NCC in preparing such amendment or supplement and mailing the same to the stockholders of RBF. Subject to Section 10.1(k) of this Agreement, the RBF Board shall recommend that the holders of RBF Common Stock vote for and adopt the Merger provided for in the Proxy Statement/Prospectus and this Agreement. In accordance with the listing rules of the Nasdaq Stock Market, NCC shall either, as applicable: (i) cause the shares of NCC Common Stock issuable to holders of RFB Common Stock upon consummation of the Merger to be approved for listing on Nasdaq on or prior to the Closing Date or (ii) notify Nasdaq of the issuance of the shares of NCC Common Stock in the Merger within the requisite time period after the Closing Date.

(b) The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions provided for in this Agreement. NCC and RBF shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to NCC or RBF, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the transactions provided for in this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions provided for in this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions provided for in this Agreement.

(c) NCC and RBF shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters that may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of NCC, RBF or any of their Subsidiaries to any Regulatory Authority in connection with the Merger or any other transactions provided for in this Agreement.

(d) NCC and RBF shall promptly furnish each other with copies of all applications, notices, petitions and filings with all Regulatory Authorities, and all written communications received by NCC or RBF, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the transactions provided for herein.

(e) NCC will indemnify and hold harmless RBF and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which RBF or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse RBF and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any NCC Company.

(f) RBF will indemnify and hold harmless NCC and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which NCC or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse NCC and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any RBF Company.

8.2 Access to Information.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice and subject to applicable Laws relating to the exchange of information, NCC and RBF shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other access to all of their respective properties, books, contracts, commitments and records, and, during such period, each of NCC and RBF shall, and shall cause its Subsidiaries to, make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Securities Laws or federal or state banking Laws (other than reports or documents that such Party is not permitted to disclose under applicable Law, in which case such Party shall notify the other Party of the nondisclosure and the nature of such information) and (ii) such other information concerning its business, properties and personnel as the other party may reasonably request.

(b) All information furnished by NCC to RBF or its representatives pursuant hereto shall be treated as the sole property of NCC and, if the Merger shall not occur, RBF and its representatives shall return to NCC all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. RBF shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in RBF’s possession prior to the disclosure thereof; (y) was then generally known to the public; or (z) was disclosed to RBF by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(c) All information furnished by RBF or its Subsidiaries to NCC or its representatives pursuant hereto shall be treated as the sole property of RBF and, if the Merger shall not occur, NCC and its representatives shall return to RBF all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. NCC shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in NCC’s possession prior to the disclosure thereof by RBF or any of its Subsidiaries; (y) was then generally known to the public; or (z) was disclosed to NCC by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(d) No investigation by any of the Parties or their respective representatives shall affect the representations and warranties of the other Parties set forth herein.

8.3 Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of RBF and NCC shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions provided for in this Agreement, including without limitation obtaining of all of the Consents and satisfying the conditions contained in Article 9 hereof.

8.4 Stockholders’ Meeting. RBF shall call the RBF Stockholders’ Meeting, to be held as soon as reasonably practicable after the date the S-4 Registration Statement is declared effective by the SEC for the purpose of voting upon this Agreement and the Merger and such other related matters as RBF deems appropriate. In connection with the RBF Stockholders’ Meeting: (i) RBF shall, with the assistance of NCC, prepare, publish and mail a notice of meeting in accordance with 12 U.S.C. § 215a; (ii) NCC shall furnish all information concerning it that RBF may reasonably request in connection with conducting the RBF Stockholders’ Meeting; (iii) NCC shall prepare and furnish to RBF, for printing, copying and distribution to RBF’s stockholders at RBF’s expense, the form of the Proxy Statement/Prospectus; (iv) RBF shall furnish all information concerning it that NCC may reasonably request in connection with preparing the Proxy Statement/Prospectus; (v) subject to Section 10.1(k) of this Agreement, the RBF Board shall recommend to its stockholders the approval of this Agreement; and (vi) RBF shall use its best efforts to obtain its stockholders’ approval. The Parties will use their commercially reasonable efforts to prepare a preliminary draft of the Proxy Statement/Prospectus within 60 days of the date of this Agreement, and will consult with one another on the form and content of the Proxy Statement/Prospectus (including the presentation of draft copies of such proxy materials to the other) prior to filing with the SEC and delivery to stockholders.

8.5 Certificate of Objections. As soon as practicable (but in no event more than three (3) Business Days) after the RBF Stockholders’ Meeting, RBF shall deliver to NCC a certificate of the Secretary of RBF containing the names of the stockholders of RBF that (a) gave written notice at or prior to the taking of the vote on this Agreement at the RBF Stockholders’ Meeting that they dissent from the Merger, or (b) voted against approval of this Agreement. Such certificate shall include the number of shares of RBF Common Stock held by each such stockholder and the mailing address of each such stockholder.

8.6 Publicity. Neither NCC nor RBF shall, or shall permit any of its respective Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the transactions provided for in this Agreement without the consent of the other Party, which consent will not be unreasonably withheld. Prior to issuing or publishing any press release or other public announcement or disclosure regarding the transactions contemplated by this Agreement, the releasing party shall provide a copy of the release or announcement to the other Party prior to the issuance, and shall provide a reasonable opportunity for comment. Nothing in this Section 8.6, however, shall be deemed to prohibit any Party from making any disclosure which it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party’s disclosure obligations imposed by Law or Nasdaq.

8.7 Expenses. All costs and expenses incurred in connection with the transactions provided for in this Agreement, including without limitation registration fees, printing fees, mailing fees, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of such Party, shall be paid by the Party incurring such costs and expenses. Each Party hereby agrees to and shall indemnify the other Party against any Liability arising from any such fee or payment incurred by such Party. Nothing contained herein shall limit either Party’s rights under Article 10 to recover any damages arising out of a Party’s willful breach of any provision of this Agreement.

8.8 Failure to Close.

(a) NCC expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

(b) RBF expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

8.9 Fairness Opinions.

(a) The RBF Board has engaged Monroe Financial Partners, Inc. (the “RBF Financial Advisor”) to act as advisor to the RBF Board during the transaction and to opine separately as to the fairness from a financial point of view of the Exchange Ratio and the Per Share Cash Consideration to the RBF stockholders. RBF has received from the RBF Financial Advisor an opinion that, as of the date hereof, the Exchange Ratio and the Per Share Cash Consideration are fair to the stockholders of RBF from a financial point of view. The RBF Board may, at its option, elect to have the final fairness opinion updated immediately prior to the Effective Time in order to account for any Material Adverse Effect that may have occurred with regard to NCC.

(b) NCC has engaged Keefe, Bruyette & Woods, Inc. (the “NCC Financial Advisor”) to act as financial advisor to NCC in connection with the transaction, pursuant to which the NCC Financial Advisor agreed, upon request by NCC, to render an opinion to the NCC Board as to the fairness, from a financial point of view, to NCC of the consideration to be offered in the transaction. The NCC Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of the NCC Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio and the Per Share Cash Consideration are fair, from a financial point of view, to NCC. The NCC Board may, at its option, elect to have the final fairness opinion updated immediately prior to the Effective Time in order to account for any Material Adverse Effect that may have occurred with regard to RBF.

8.10 Tax Treatment. Each of the Parties undertakes and agrees to use its commercially reasonable efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the IRC for federal income tax purposes.

8.11 Environmental Audit; Title Policy; Survey.

(a) At the election of NCC, RBF will procure and deliver, at NCC’s expense, with respect to each parcel of real property that any of the RBF Companies owns, leases, subleases or is obligated to purchase, at least thirty (30) days prior to the Effective Time, whatever environmental audits as NCC may request, which audits shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to NCC.

(b) At the election of NCC, RBF will, at NCC’s expense, with respect to each parcel of real property that RBF owns, leases, subleases or is obligated to purchase, procure and deliver to NCC, at least thirty (30) days prior to the Effective Time, a commitment to issue title insurance in such amounts and by such insurance company reasonably acceptable to NCC, which policy shall be free of all material Liens and exceptions to NCC’s reasonable satisfaction.

(c) At the election of NCC, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 8.11(b) above, RBF, at NCC’s expense, will procure and deliver to NCC at least thirty (30) days prior to the Effective Time, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to NCC, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof. Such surveys shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Effective Time. In addition, RBF shall deliver to NCC a complete legal description for each parcel of real estate or interest owned, leased or subleased by any RBF Company or in which any RBF Company has any ownership or leasehold interest.

8.12 Compliance Matters. Prior to the Effective Time, RBF shall take, or cause to be taken, all commercially reasonable steps requested by NCC to cure any deficiencies in regulatory compliance by RBF; provided, however, that NCC shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to RBF, and shall not have any Liability resulting from such deficiencies or attempts to cure them.

8.13 Conforming Accounting and Reserve Policies. At the request of NCC, RBF shall immediately prior to Closing establish and take such charge-offs, reserves and accruals as NCC reasonably shall request to conform RBF’s loan, accrual, capital, reserve and other accounting policies to the policies of NBC (collectively, the “Conforming Adjustments”).

8.14 Notice of Deadlines. Schedule 8.14 lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which RBF is a party.

8.15 Fixed Asset Inventory. At NCC’s request, at least thirty (30) days prior to the Effective Time, RBF shall take, or shall cause to be taken, an inventory of all fixed assets of the RBF Companies to verify the presence of all items listed on their respective depreciation schedules, and RBF shall allow NCC‘s representatives, at the election of NCC, to participate in or be present for such inventory and shall deliver to NCC copies of all records and reports produced in connection with such inventory.

8.16 Directors’ and Officers’ Indemnification.

(a) For a period of three (3) years after the Effective Time, NCC shall indemnify each director and officer of RBF (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the extent permitted under the articles of incorporation and bylaws of RBF as in effect on the date of this Agreement, subject to (i) the limitations and requirements of such articles of incorporation and bylaws, and (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA. During the period beginning on the third (3rd) anniversary of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, NCC shall indemnify each Indemnified Party against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including without limitation the transactions contemplated by this Agreement) to the extent mandated under the articles of incorporation and bylaws of RBF as in effect on the date of this Agreement or under the FBCA as in effect on the date of this Agreement, subject in all events to (i) the limitations and requirements of such articles of incorporation and bylaws, and (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA.

(b) Any Indemnified Party wishing to claim indemnification under Section 8.16(a) above, upon learning of any such Liability or Litigation, shall promptly notify NCC thereof; provided that the failure to so notify shall not affect the obligation of NCC under this Section 8.16 unless, and only to the extent that, NCC is actually and materially prejudiced in the defense of such claim as a consequence. In the event of any claim or Litigation that may give rise to indemnity obligations on the part of NCC (whether arising before or after the Effective Time), (i) NCC shall have the right to assume the defense thereof, and NCC shall not be liable to such

Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if NCC elects not to assume such defense or counsel for the Indemnified Party advises that there are substantive issues that raise conflicts of interest between NCC and the Indemnified Party under the rules of professional ethics, the Indemnified Party may retain counsel satisfactory to him or her, and NCC shall pay all reasonable fees and expenses of such counsel for the Indemnified Party; provided, that NCC shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) all Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) NCC shall not be liable for any settlement effected without its prior written consent; and provided further, that NCC shall not have any obligation hereunder to the extent such arrangements are prohibited by applicable Law.

(c) For a period of five (5) years following the Effective Time, NCC will use its commercially reasonable efforts to provide director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors of RBF or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as the coverage currently provided by RBF as of the date of this Agreement; provided, however, that (i) if NCC is unable to maintain or obtain the insurance called for by this Section 8.16(c), then NCC will provide as much comparable insurance as is reasonably available, (ii) officers and directors of RBF or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance, and (iii) in satisfaction of its obligations under this Section 8.16(c), NCC may require RBF to purchase, prior to but effective as of the Effective Time, tail insurance providing such coverage prior to Closing. Whether NCC or RBF shall procure such coverage, in no event shall RBF expend, or NCC be required to expend, for such tail insurance a premium amount in excess of $160,000 (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, then RBF or NCC, as applicable, shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d) If NCC or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of NCC and its Subsidiaries shall assume the obligations set forth in this Section 8.16. The provisions of this Section 8.16 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.17 System Integration. From and after the date hereof, subject to applicable Law and regulation, RBF shall, and shall cause its directors, officers and employees to, and shall make all commercially reasonable efforts (without undue disruption to either business) to cause its data processing consultants and software providers to, cooperate and assist RBF and NBC in connection with an electronic and systematic conversion of all applicable data of RBF to the NBC system following the Effective Time, including the training of RBF employees during normal business hours without undue disruption to RBF’s business.

8.18 Coordination; Integration. Subject to applicable Law and regulation, during the period from the date hereof until the Effective Time, RBF shall cause the Chief Executive Officer of RBF or, if such Person is unavailable, another senior officer thereof, to assist and confer with the officers of NBC, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of NBC, as the resulting institution in the Merger. Notwithstanding the conversion of the core processing and other data processing and information systems of RBF in conjunction with the Merger, and subject to applicable provisions of Law and non-objection from any Regulatory Authorities, following the Merger the former main office and branches of RBF, along with any branches of NBC in the same market area and under common day-to-day management with the former branches of RBF, will operate and conduct business under the trade name “Reunion Bank of Florida, a division of National Bank of Commerce” for at least two (2) years following the Effective Time (along with signage, stationery and marketing materials in such name).

8.19 Non-Competition Agreements. Concurrently with the execution and delivery of this Agreement and effective upon the Effective Time, each non-employee director of RBF has executed and delivered to NCC a Non-Competition Agreement in the form attached hereto as Exhibit A.

8.20 Claims Letters. Concurrently with the execution and delivery of this Agreement and effective upon the Effective Time, each director of RBF has executed and delivered a Claims Letter in the form attached hereto as Exhibit B.

8.21 Employment Agreements.

(a) As of the date of this Agreement, RBF has entered into agreements that terminate, effective immediately prior to (and subject to the occurrence of) the Effective Time, the employment, consulting, severance, change in control, or similar agreements or arrangements with the individuals set forth on Schedule 8.21(a) (collectively, the “Employment Agreement Termination Letters”). The foregoing terminations shall be for payment amounts not to exceed those set forth on Schedule 8.21(a).

(b) As of the date of this Agreement, NBC (as successor to RBF) has entered into 5-year employment and non-competition agreements that become effective as of (and subject to the occurrence of) the Effective Time with the individuals set forth on Schedule 8.21(b) and in substantially the form attached hereto as Exhibit C.

(c) As of the date of this Agreement, NBC (as successor to RBF) has entered into 3-year employment and noncompetition agreements that become effective as of (and subject to the occurrence of) the Effective Time with the individuals set forth on Schedule 8.21(c) and in substantially the form attached hereto as Exhibit D (collectively with the agreements referenced in Section 8.21(b) above, the “Employment Agreements”).

8.22 Section 280G Matters. Prior to the Closing, NCC and RBF will work together in good faith to attempt to implement mutually satisfactory arrangements such that the Merger will not trigger or result in any payment, including without limitation any “excess parachute payment” as defined in Section 280G of the IRC, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G of the IRC.

8.23 Employee Matters.

(a) Following the Effective Time, NCC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of RBF and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of NCC or its Subsidiaries. Subject to applicable Law and the terms and conditions of NCC’s benefit plans and the requirements of the insurers thereunder, NCC shall give the Covered Employees full credit for their prior service with RBF (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by NCC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by NCC (which shall not include, for the sake of clarity, any severance obligations under Section 8.23(e) below). Each Covered Employee’s accrued paid time off and unused sick time will be credited towards one or a combination of NCC’s welfare benefit plans.

(b) With respect to any employee benefit plan of NCC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, NCC shall use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such NCC plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the RBF Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c) Prior to the Effective Time, RBF shall take all actions requested by NCC that may be necessary or appropriate to (i) cause one or more RBF Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any RBF Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any RBF Benefit Plan for such period as may be requested by NCC, or (iv) facilitate the merger of any RBF Benefit Plan into any employee benefit plan maintained by NCC. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 8.23(c) shall be subject to NCC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d) Nothing in this Section 8.23 shall be construed to limit the right of NCC or any of its Subsidiaries to amend or terminate any RBF Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 8.23 be construed to require NCC or any of its Subsidiaries to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by NCC or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to NCC’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures and satisfactory employment performance.

(e) If, within nine (9) months after the Effective Time, any Covered Employee is terminated by any NCC Company solely as a result of the Merger (i.e., elimination of duplicative jobs, etc.), and not as a result of inadequate performance or other good cause, NCC will pay severance to such Covered Employee in an amount equal to two (2) weeks’ pay for each twelve (12) months of such Covered Employee’s prior employment with RBF; provided, however, that in no event will the total amount of severance for any single employee exceed $25,000 in the aggregate. Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than nine (9) months after the Effective Time will be as set forth in, and subject to, the severance policies of NCC and its Subsidiaries as then in effect. Notwithstanding the foregoing, this Section 8.23(e) does not apply to or benefit the individuals listed on Schedule 8.23(e), each of whom is a party to an employment agreement with RBF as of the date of this Agreement.

(f) At the Effective Time, NBC shall assume the Reunion Bank of Florida Supplemental Executive Retirement Plan attached hereto as Schedule 8.23(f) (the “SERP”) for the benefit of the officers identified on Schedule 8.23(f) and shall perform RBF’s obligations thereunder in accordance with, and subject to, the terms and conditions of the SERP that apply upon the occurrence of a Change in Control. For the sake of clarity, the Parties acknowledge and agree that the Merger constitutes a Change in Control for purposes of the SERP.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by the Parties pursuant to Section 11.4 of this Agreement:

(a) Stockholder Approval. The stockholders of RBF shall have approved this Agreement by the requisite vote, and the consummation of the transactions provided for herein, as and to the extent required by Law and by the provisions of any governing instruments.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner (including without limitation requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions provided for in this Agreement as to render inadvisable the consummation of the Merger.

(c) Consents and Approvals. Each of the Parties shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party that, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner that in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(d) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the Merger or any other transaction provided for in this Agreement. No action or proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or proceeding by any Person, that seeks to restrain the consummation of the Merger or any other transaction provided for in this Agreement that, in the opinion of the NCC Board or the RBF Board, renders it impossible or inadvisable to consummate the transactions provided for in this Agreement.

(e) Tax Opinion. RBF and NCC shall have received a written opinion of counsel from Maynard, Cooper & Gale, P.C. in form reasonably satisfactory to them (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC, (ii) the exchange in the Merger of RBF Common Stock for NCC Common Stock will not give rise to gain or loss to the stockholders of RBF with respect to such exchange (except to the extent of any cash received), and (iii) neither RBF nor NCC will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the IRC). In rendering such Tax Opinion, counsel for NCC shall be entitled to rely upon representations of officers of RBF and NCC reasonably satisfactory in form and substance to such counsel.

(f) S-4 Registration Statement Effective. The S-4 Registration Statement shall have been declared effective under the 1933 Act by the SEC and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC. NCC shall have received all state securities Laws permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the NCC Common Stock pursuant to the terms of this Agreement.

9.2 Conditions to Obligations of NCC and NBC. The obligations of NCC and NBC to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by NCC pursuant to Section 11.4(a) of this Agreement:

(a) Representations and Warranties. The representations and warranties of RBF set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of RBF set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of RBF set forth in the first and fourth sentences of Section 5.3(a) (Capital Stock), the first sentence of Section 5.3(b) (Capital Stock), and the second sentence of Section 5.4(b) (RBF Subsidiaries) shall be true and correct in all respects, except for such failures to be true and correct as are de minimis, as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time, and the representations and warranties of RBF set forth in Section 5.7 (Absence of Certain Changes or Events) and Section 5.18 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of RBF to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. RBF shall have delivered to NCC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to NCC’s and NBC’s obligations set forth in Sections 9.2(a), 9.2(b), 9.2(d) and 9.2(l) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the RBF Board and the RBF stockholders evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of this Agreement, all in such reasonable detail as NCC and its counsel shall request.

(d) Net Worth Requirement. As of the close of business on the last Business Day prior to the Closing Date (the “RBF Measuring Date”), the Adjusted RBF Shareholders’ Equity shall not be less than $26,250,000 as determined in accordance with GAAP. For purposes of this Section 9.2(d), “Adjusted RBF Shareholders’ Equity” means the equity of RBF as set forth on the balance sheet of RBF on the RBF Measuring Date (excluding any Conforming Adjustments), minus any unrealized gains or plus any unrealized losses (as the case may be) in RBF’s securities portfolio due to mark-to-market adjustments as of the RBF Measuring Date and after adding the sum of (a) all fees and expenses of all attorneys, accountants, the RBF Financial Advisor and other advisors and agents for RBF and its Subsidiaries for services rendered solely in connection with the transactions contemplated by this Agreement and which do not exceed in the aggregate $300,000 (exclusive of reasonable costs paid to or advanced by such advisors, and exclusive of attorneys’ fees and expenses for preparing and filing the S-4 Registration Statement), and (b) the payments, if any, made by RBF under the Employment Agreement Termination Letters, and (c) the premiums, if any, paid by RBF for the D&O Insurance in accordance with Section 8.16(c) above.

(e) Conforming Adjustments. The Conforming Adjustments shall have been made to the satisfaction of NCC in its sole discretion.

(f) Matters Relating to 280G Taxes. NCC shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that RBF shall have taken any and all reasonably necessary steps such that the Merger will not trigger any “excess parachute payment” (as defined in Section 280G of the IRC) under any employment agreements, change in control agreements, RBF Benefit Plans, supplemental compensation, retirement or similar arrangements between an RBF Company and any officers, directors, or employees thereof.

(g) Employment Agreements. NCC shall have received documentation reasonably satisfactory to NCC that all of the Employment Agreement Termination Letters and all of the Employment Agreements have been duly executed and delivered and shall become fully binding and effective immediately prior to the Effective Time or as of the Effective Time, respectively.

(h) Regulatory Matters. No agency or department of federal, state or local government or any Regulatory Authority or the staff thereof shall have (i) asserted that any RBF Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any RBF Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of NCC, restricts or impairs the conduct of such RBF Company’s business or future prospects.

(i) Absence of Adverse Facts. There shall have been no determination by NCC in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the judgment of NCC, (i) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, RBF or the consummation of the transactions provided for in this Agreement, or (ii) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange.

(j) Consents Under Agreements. RBF shall have obtained all consents or approvals of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Association to, or the continuation by an RBF Subsidiary of, as the case may be, any obligation, right or interest of RBF or such RBF Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease, license, Contract or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the reasonable opinion of NCC, individually or in the aggregate, have a Material Adverse Effect on the Surviving Association or the RBF Subsidiary at issue or upon consummation of the transactions provided for in this Agreement.

(k) Certification of Claims. RBF shall have delivered a certificate to NCC that RBF is not aware of any pending, threatened or potential claim against the directors or officers of any of the RBF Companies or under the directors and officers insurance policy or the fidelity bond coverage of RBF or any RBF Company.

(l) Loan Portfolio. There shall not have been any material increase since the date of this Agreement in the Loans described or required to be described on Schedule 5.9(a)(iv); provided, however, that regardless of any such increase, the condition in this Section 9.2(l) shall be deemed to be satisfied if the quotient of the aggregate amount of the Classified Loans of the RBF Companies as of the RBF Measuring Date divided by the sum of (i) RBF’s equity plus (ii) the RBF Allowance, both as set forth on RBF’s balance sheet on the RBF Measuring Date, is less than 0.20.

(m) RBF Benefit Plans. NCC shall have received such evidence and documentation as it shall have reasonably requested to effectuate the provisions of Section 8.23(c) regarding the RBF Benefit Plans.

(n) Fairness Opinion. The fairness opinion described in Section 8.9(b) shall not have been withdrawn by the NCC Financial Advisor due to a Material Adverse Effect having occurred with regard to RBF between the date of this Agreement and the Effective Time.

(o) Legal Proceedings. No action, proceeding or claim shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action, claim or proceeding by any Person, against RBF and/or its officers or directors that would result in a Material Adverse Effect on RBF.

9.3 Conditions to Obligations of RBF. The obligations of RBF to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by RBF pursuant to Section 11.4(b) of this Agreement:

(a) Representations and Warranties. The representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this

Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of NCC set forth in the second sentence of Section 6.3 (Capital Stock) shall be true and correct in all respects, except for such failure to be true and correct as are de minimis, as of the date of this Agreement and the representations and warranties of NCC set forth in Section 6.6 (Absence of Certain Changes or Events) and Section 6.10 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of NCC to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. NCC shall have delivered to RBF (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to RBF’s obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, (ii) certified copies of resolutions duly adopted by the NCC Board evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of this Agreement by NCC, and the consummation of the transactions provided for herein, and (iii) certified copies of resolutions duly adopted by the Board of Directors of NBC and by NCC as the sole stockholder of NBC evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of the Merger Agreement by NBC, and the consummation of the transactions provided for therein, all in such reasonable detail as RBF and its counsel shall request.

(d) Fairness Opinion. The fairness opinion described in Section 8.9(a) shall not have been withdrawn by the RBF Financial Advisor due to a Material Adverse Effect having occurred with regard to NCC between the date of this Agreement and the Effective Time.

(e) Regulatory Matters. No agency or department of federal, state or local government, or any Regulatory Authority or the staff thereof shall have (i) asserted that any NCC Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, or (ii) issued, or required any NCC Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking that, in the reasonable estimation of RBF, restricts or impairs the conduct of such NCC Company’s business or future prospects.

(f) Absence of Adverse Facts. There shall have been no determination by RBF in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the judgment of RBF, (i) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, NCC or the consummation of the transactions provided for in this Agreement, or (ii) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange.

(g) Legal Proceedings. No action, proceeding or claim shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action, claim or proceeding by any Person, against any NCC Company and/or their respective officers or directors that would result in a Material Adverse Effect on NCC.

ARTICLE 10

TERMINATION

10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of RBF, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the NCC Board and the RBF Board; or

(b) by the NCC Board or the RBF Board in the event of an inaccuracy of any representation or warranty contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

(c) by the NCC Board or the RBF Board in the event of a material breach by the other Party of any covenant, agreement or other obligation contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(d) by the NCC Board or the RBF Board (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if (i) any Consent of any Regulatory Authority required for consummation of the Merger or the other transactions provided for herein shall have been denied by final nonappealable action of such authority or if any action taken by such Regulatory Authority is not appealed within the time limit for appeal, or (ii) the stockholders of RBF fail to vote their approval of this Agreement and the transactions provided for herein as required by applicable Law at the RBF Stockholders’ Meeting where the transactions are presented to such RBF stockholders for approval and voted upon; or

(e) by the NCC Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to RBF, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to RBF, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by RBF of notice in writing from NCC specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(f) by the RBF Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to

NCC, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to NCC, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by NCC of notice in writing from RBF specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g) by the NCC Board or the RBF Board if the Merger shall not have been consummated on or before 270 days following the date of this Agreement, if the failure to consummate the transactions provided for herein on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g); provided, however, that if on such 270th day approval by a Regulatory Authority is pending and has not been finally resolved or any stockholder litigation referenced in Section 7.6 has not been resolved (by dismissal, settlement or otherwise), such number of days shall be automatically increased from 270 to 360; or

(h) by the NCC Board or the RBF Board if any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(g) of this Agreement and such failure was not the fault of the terminating Party; or

(i) by the NCC Board if (i) the holders of in excess of five percent (5%) of the outstanding shares of RBF Common Stock properly assert their dissenters’ rights of appraisal pursuant to applicable Law; or

(j) by the NCC Board if (i) the RBF Board shall have withdrawn, or adversely modified, or failed upon NCC’s request to reconfirm its recommendation of the Merger or this Agreement, (ii) the RBF Board shall have approved or recommended to the stockholders of RBF that they approve an Acquisition Proposal other than that contemplated by this Agreement, (iii) RBF fails to call the RBF Stockholders’ Meeting or otherwise breaches its obligations in Section 8.4 hereof, or (iv) any Person (other than RBF or an Affiliate of RBF) or group becomes the beneficial owner of 50% or more of the outstanding shares of RBF Common Stock; or

(k) by the RBF Board if it concludes in good faith that an Acquisition Proposal constitutes a Superior Proposal and (after consultation with outside legal counsel) that failure to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal would likely result in a violation of its fiduciary duties under applicable Law; provided, however, that the RBF Board may not terminate this Agreement pursuant to this Section 10.1(k) unless and until (i) RBF shall have complied with the terms of this Agreement; (ii) the RBF Board determines in good faith (after consultation with outside legal counsel) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by NCC under this Section 10.1(k); (iii) the RBF Board has given NCC at least three (3) Business Days’ prior written notice of its intention to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (which notice shall specify the material terms and conditions of any such Superior Proposal, including the identity of the Person making such Superior Proposal) and has contemporaneously provided to NCC an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and

(iv) RBF has negotiated, and has caused its representatives to negotiate, in good faith with NCC during such notice period (to the extent NCC wishes to negotiate) to enable NCC to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of such Superior Proposal, RBF shall, in each case, be required to deliver to NCC a new written notice, the notice period shall recommence, and RBF shall be required to comply with its obligations under this Section 10.1(k) with respect to such new written notice. Any termination under this Section 10.1(k) shall be subject to NCC’s receipt of the Termination Fee as set forth in Section 10.2(b) below, and if such amount is not received by NCC in accordance therewith, any purported termination pursuant to this Section 10.1(k) shall be null and void. RBF agrees (x) that it will not enter into a definitive agreement with respect to any Superior Proposal until at least the fifth (5th) Business Day after it has provided the notice to NCC required hereby, and (y) to notify NCC promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification.

10.2 Effect of Termination.

(a) In the event of a termination of this Agreement by either the NCC Board or the RBF Board as provided in Section 10.1, this Agreement shall become void and there shall be no Liability or obligation on the part of NCC or RBF or their respective Subsidiaries or any of the officers or directors of any of them, except that this Section 10.2 and Article 11 and Sections 8.2 (Access to Information) and 8.7 (Expenses) of this Agreement shall survive any such termination; provided, however, that nothing herein shall relieve any breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination.

(b) In the event that this Agreement is terminated (i) by the NCC Board pursuant to Section 10.1(j), (ii) by the RBF Board pursuant to Section 10.1(k), or (iii) otherwise by the RBF Board at a time when the NCC Board or NCC has grounds to terminate the Agreement pursuant to Section 10.1(j), then RBF shall, in the case of clause (i), two (2) Business Days after the date of such termination or, in the case of clause (ii) or (iii), on the date of such termination, pay to NCC, by wire transfer of immediately available funds, the amount of $1,250,000 (the “Termination Fee”).

(c) In the event that (i) after the date hereof an Acquisition Proposal shall have been publicly disclosed or any Person shall have publicly disclosed that, subject to the Merger being disapproved by RBF stockholders or otherwise rejected, it will make an Acquisition Proposal with respect to RBF and thereafter this Agreement is terminated by the NCC Board or the RBF Board pursuant to Section 10.1(d)(ii), and (ii) concurrently with such termination or within nine (9) months of such termination RBF enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal, then RBF shall, upon the earlier of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal, pay to NCC, by wire transfer of immediately available funds, the Termination Fee.

(d) RBF acknowledges that the agreements contained in Sections 10.2(b) and 10.2(c) are an integral part of the transactions provided for in this Agreement, and that, without these agreements, NCC would not enter into this Agreement; accordingly, if RBF fails to promptly pay the amount due pursuant to Section 10.2(b) or Section 10.2(c), as the case may be, and, in order to obtain such payment, NCC commences a suit which results in a judgment for any of the Termination Fee, RBF shall pay NCC its costs and expenses (including attorneys’ fees) in connection with such suit.

(e) Notwithstanding anything to the contrary in this Agreement, other than in the case of a willful breach of this Agreement, the payment of the Termination Fee pursuant to this Section 10.2 shall fully discharge RBF from, and be the sole and exclusive remedy of NCC and NBC with respect to, any and all losses that may be suffered by them based upon, resulting from, or rising out of the circumstances give rise to such termination of this Agreement. In no event shall RBF be required to pay the Termination Fee on more than one occasion.

10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

ARTICLE 11

MISCELLANEOUS

11.1 Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal,” with respect to RBF, means a tender or exchange offer, proposal for a merger, acquisition of all the stock or Assets of, consolidation or other business combination involving RBF or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 10% of the voting power in, or more than 10% of the business, Assets or deposits of, RBF or any of its Subsidiaries, including a plan of liquidation of RBF or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other Regulatory Authority with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage Loans originated, purchased or serviced by any RBF Company or (ii) originate, purchase, or service mortgage Loans, or otherwise promote mortgage lending, including state and local housing finance authorities.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Quoted Price” shall mean the price (rounded to two decimal places) derived by adding the closing price of one share of NCC Common Stock as reported on Nasdaq on each of the ten (10) consecutive trading days ending on the fifth business day prior to the date of the Closing, and dividing such sum by ten (10).

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which national banking institutions in Alabama are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Classified Loans” means Loans that have been classified by any bank examiner, whether regulatory or internal, or, in the exercise of reasonable diligence by RBF or by any Regulatory Authority, should have been classified, as “other loans Specifically Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List,” “Criticized,” “Credit Risk Assets,” “concerned loans” or words of similar import.

“Closing” shall mean the closing of the Merger and the other transactions provided for herein, as described in Section 1.2 of this Agreement.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, debenture, instrument, trust agreement, guarantee, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Designated Representative”

(a) with respect to RBF, shall mean Michael L. Sleaford; and

(b) with respect to NCC, shall mean John H. Holcomb, III; William E. Matthews, V; and/or Richard Murray, IV.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Disqualification” shall mean the occurrence of any of the following events: (i) the director or nominee shall be prohibited by Law, Order or otherwise from serving on the NCC Board or the board of directors of NBC, (ii) the director or nominee shall have been convicted of any felony, (iii) the director or nominee shall file (or any entity of which such director or nominee shall have been an executive officer or controlling person within the two (2) years prior to filing shall file) a voluntary petition under any federal or state bankruptcy or insolvency law, or the director or nominee shall become (or any entity of which the director or nominee shall have been an executive officer or controlling person within two (2) years prior to filing shall become) the subject of an involuntary petition filed under any such law that is not dismissed within 90 days, (iv) the director or nominee shall be involved in any of the events or circumstances enumerated in Item 401(f)(2)-(6) of Regulation S-K (or any successor or substitute provision of similar import) promulgated by the SEC, or similar provisions of state “blue sky” laws, (v) the director or nominee shall have been removed from the NCC Board by the stockholders of NCC without the encouragement or recommendation of NCC, (vi) the members of NCC’s or NBC’s nominating committee, as applicable, shall have concluded in good faith that nominating such individual would constitute a breach of their fiduciary duties, or (vii) the director or nominee shall have resigned or retired from the NCC Board or the board of directors of NBC, as applicable.

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 1.3 of this Agreement.

“Employment Laws” shall mean all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical

Leave Act, the Americans with Disabilities Act, Workers’ Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

“Environmental Laws” shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Agent” shall mean Broadridge Corporate Issuer Solutions, Inc.

“FBCA” shall mean the Florida Business Corporation Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“FRB” or “Federal Reserve Board” shall mean Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage Loans originated, purchased or serviced by any RBF Company, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage Loans or the related collateral.

“IRC” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Party or any of its Subsidiaries shall mean the actual knowledge of the officers and directors of such Party or its Subsidiary, as applicable, and that knowledge that any director of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such Party or its Subsidiary, as applicable, and that knowledge that any officer of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party or its Subsidiary, as applicable.

“Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including without limitation those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including without limitation costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including without limitation Contracts related to it), or the transactions provided for in this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage Loan originated, purchased or serviced by any RBF Company or a security backed by or representing an interest in any such mortgage Loan.

“Loan Property” shall mean any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” on a Party shall mean an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations, business or prospects of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions provided for in this Agreement; provided, however, that “material adverse impact” shall not be deemed to include the impact of (w) changes in, or effects arising from or relating to, general business or economic conditions affecting the industry in which a Party operates, (x) changes in banking and similar

Laws of general applicability or interpretations thereof by courts of governmental authorities, (y) changes in GAAP or RAP generally applicable to banks and their holding companies and (z) the Merger or the announcement of the Merger on the operating performance of the Parties, except to the extent that the changes described in clauses (w), (x) and (y) have a materially disproportionate adverse effect on such Party relative to other similarly situated participants in the markets in which such Party operates.

“Merger” shall mean the merger of RBF with and into NBC referred to in the Preamble of this Agreement.

“Nasdaq” shall mean the Nasdaq Global Select Market System.

“NCC Board” shall mean the Board of Directors of NCC.

“NCC Common Stock” shall mean the common stock of NCC, par value $0.01 per share.

“NCC Companies” shall mean, collectively, NCC and all NCC Subsidiaries.

“NCC Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of NCC as of December 31, 2014, 2013 and 2012, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, and (ii) the consolidated balance sheets of NCC (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2014.

“NCC Preferred Stock” shall mean the preferred stock of NCC, par value $0.01 per share.

“NCC Subsidiaries” shall mean the Subsidiaries of NCC.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decrees, injunction, judgment, regulation, directive, consent agreement, memorandum of understanding, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“Participation Facility” shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

“Party” shall mean RBF, NCC or NBC, and “Parties” shall mean RBF, NCC and NBC.

“Permit” shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

“RAP” means regulatory accounting principles.

“RBF Board” shall mean the Board of Directors of RBF.

“RBF Call Reports” shall mean (i) the Reports of Income and Condition of RBF for the years ended December 31, 2014, 2013 and 2012, as filed with the FDIC; and (ii) the Reports of Income and Condition of RBF delivered by RBF to NCC with respect to periods ended subsequent to December 31, 2014.

“RBF Common Stock” shall mean the common stock of RBF, par value $5.00 per share.

“RBF Companies” shall mean, collectively, RBF and all RBF Subsidiaries.

“RBF Designee” means one (1) director of RBF to be identified by NCC before the Effective Time who is reasonably acceptable to RBF.

“RBF Financial Statements” shall mean (i) the audited balance sheets (including related notes and schedules, if any) of RBF as of December 31, 2014, 2013 and 2012, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Saltmarsh, Cleveland & Gund, independent certified public accountants, and (ii) the unaudited balance sheets of RBF (including related notes and schedules, if any) and related statements of income and changes in stockholders’ equity (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2014.

“RBF Stock Option Plans” means the Reunion Bank of Florida Directors’ Stock Option Plan dated October 8, 2008, as amended, and the Reunion Bank of Florida Officers’ and Employees’ Stock Option Plan dated October 8, 2008, as amended.

“RBF Stockholders’ Meeting” shall mean the meeting of the stockholders of RBF to be held pursuant to Section 8.4 of this Agreement, including any adjournment or adjournments thereof.

“RBF Subsidiaries” shall mean the Subsidiaries of RBF, which shall include the RBF Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association or other organization acquired as a Subsidiary of RBF in the future and owned by RBF at the Effective Time.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the OCC, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD and the SEC.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” shall mean all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Superior Proposal” means a bona fide written Acquisition Proposal which the RBF Board concludes in good faith to be more favorable from a financial point of view to RBF’s stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm, NCC agreeing that the RBF Financial Advisor is a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the advice of outside legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 10%” in the definition of Acquisition Proposal shall be deemed to be references to “100%” and the definition of Acquisition Proposal shall only refer to a transaction involving RBF and not its Subsidiaries.

“Taxes” shall mean any federal, state, county, local, foreign and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

(b) Capitalized terms defined in other Sections of this Agreement shall have the definitions set forth in such Sections, as indicated below.

Defined Term	Section

Adjusted RBF Shareholders’ Equity	9.2(d)

Acquisition Agreement	7.5(a)

Act	5.34

Defined Term	Section

Articles of Merger	1.3

Cash Election Share	3.1(e)(i)

Cash Share Limitation	3.1(e)(i)

Certificate of Objections	8.5

Certificate of Merger	1.3

COBRA Coverage	5.14(f)(i)

Conforming Adjustments	8.13

Covered Employees	8.23(a)

Cutoff	4.2

D&O Insurance	8.16(c)

Dissenter Provisions	3.3

Dissenting Stockholder	3.3

Election Deadline	3.1(e)(iii)

Election Form	3.1(e)(ii)

Employment Agreements	8.21(c)

Employment Agreement Termination Letters	8.22(a)

Exchange Ratio	3.1(d)

Identifiable Personal Information	5.31

Indemnified Party	8.16(a)

Loans	5.9(a)(i)

Maximum D&O Tail Premium	8.16(c)

NBC	Preamble

Defined Term	Section

NCC	Preamble

NCC Financial Advisor	8.9(b)

NCC Option	3.1(f)

OFAC	5.12(b)

Per Share Cash Consideration	3.1(e)(i)

Potential Cash Payment	3.1(e)(v)(A)

Proxy Statement/Prospectus	5.18

RBF	Preamble

RBF Advisory Fee	5.24

RBF Allowance	5.9(a)(v)

RBF Benefit Plans	5.14(a)

RBF Certificate	4.2

RBF Contracts	5.15

RBF Dissenting Shares	3.3

RBF ERISA Plan	5.14(a)

RBF Financial Advisor	8.9(a)

RBF Litigation Reserve RBF Measuring Date	5.9(a)(v) 9.2(d)

RBF Option	3.1(f)

RBF OREO Reserve	5.9(a)(v)

Related Interest	5.15

SERP	8.23(f)

Defined Term	Section

Share Limitation	3.1(c)(1)

Stock Election Shares	3.1(e)(iii)

Surviving Association S-4 Registration Statement	1.1 5.18

Takeover Laws	5.28

Tax Opinion	9.1(e)

Termination Fee	10.2(b)

Total Cash Amount	3.1(e)(i)

11.2 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.3 Amendments. This Agreement may be amended by NCC and RBF, by action taken or authorized by their respective Boards, at any time before or after approval of the matters presented in connection with this Agreement by the stockholders of RBF; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of RBF, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of NCC and RBF.

11.4 Waivers.

(a) Prior to or at the Effective Time, NCC, acting through its Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by RBF, to waive or extend the time for the compliance or fulfillment by RBF of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of NCC and/or NBC under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of NCC. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that NCC, NBC and/or their respective representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b) Prior to or at the Effective Time, RBF, acting through the RBF Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by NCC or NBC, to waive or extend the time for the compliance or fulfillment by NCC or NBC of any and all of their respective obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of RBF under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of RBF. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that RBF and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

11.5 Assignment. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.6 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage prepaid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to RBF, to:	Reunion Bank of Florida
1892 East Burleigh Boulevard
Tavares, Florida 32778
Telecopy Number: (352) 343-4958
	Attention:	Michael L. Sleaford

with a copy to:	Smith Mackinnon, PA
Citrus Center, Suite 1200
255 South Orange Avenue
Orlando, Florida 32801
Telecopy Number: (407) 843-2448
	Attention:	John P. Greeley, Esq.

If to NCC or NBC, to:	National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, AL 35209
Telecopy Number: (205) 313-8101
	Attention:	William E. Matthews, V

with a copy to:	Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 Regions/Harbert Plaza
Birmingham, AL 35203
Telecopy Number: (205) 254-1999
	Attention:	John P. Dulin, Jr., Esq.

11.7 Brokers and Finders. Except as provided in Section 5.24, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions provided for herein. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by RBF or NCC, each of RBF and NCC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability with respect to any such claim.

11.8 Governing Law; Jury Waiver. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of Laws, except to the extent federal Law shall be applicable. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8.

11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document. The exchange of copies of this Agreement and of signature pages by fax, email or similar electronic means shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Transmission of executed counterparts by fax, email or similar electronic means shall have the same effect as physical delivery of manually signed originals.

11.10 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement are for reference purposes only and are not part of this Agreement.

11.11 Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any dispute or action between the Parties arising out of this Agreement, including any Litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing party shall be entitled to have and recover from the other Party all reasonable fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys’ fees).

11.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13 Construction of Terms. Where the context so requires or permits, the use of singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

11.14 Schedules. The disclosures in the Schedules to this Agreement must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

11.15 Exhibits and Schedules. Each of the Exhibits and Schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

11.16 No Third Party Beneficiaries. Except (i) for Section 8.16, which is intended to benefit each Indemnified Party and his or her heirs and representatives, (ii) for Section 8.23(f), which is intended to benefit each officer and his or her heirs and representatives as set forth therein, (iii) for the second sentence in Section 8.18, which is intended to benefit each director of RBF, and (iv) if the Effective Time occurs, the right of the holders of RBF Common Stock and RBF Options to receive the Merger consideration payable pursuant to this Agreement, nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the Parties or their respective successors, any right, remedies, obligations or Liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

11.17 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to or following the Effective Time, NCC shall be entitled to revise the structure of the Merger in order to substitute a different NCC Subsidiary (or no NCC Subsidiary) in the place of NBC, whereby RBF or such other NCC Subsidiary would be the surviving bank upon consummation of the Merger, or whereby the Merger would be abandoned, provided in any case that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax free reorganizations within the meaning of Section 368(a) of the IRC, (ii) be capable of consummation in as timely a manner as the Merger provided for herein, and (iii) not otherwise be prejudicial to the interests of RBF’s stockholders. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by its respective authorized officers as of the day and year first above written.

NATIONAL COMMERCE CORPORATION
Attest:

By:	/s/ Cindy Payton	By:	/s/ John H. Holcomb, III
	Cindy Payton		John H. Holcomb, III
	Secretary		Chairman and CEO

NATIONAL BANK OF COMMERCE
Attest:

By:	/s/ Cindy Payton	By:	/s/ John H. Holcomb, III
	Cindy Payton		John H. Holcomb, III
	Secretary		Chairman of the Board

REUNION BANK OF FLORIDA
Attest:

By:	/s/ James J. Bange, Jr.	By:	/s/ Michael L. Sleaford
Michael L. Sleaford
President and Chief Executive Officer

List of Exhibits

Exhibit A	Form of Non-Competition Agreement

Exhibit B	Form of Claims Letter

Exhibit C	Form of 5-Year Employment Agreement

Exhibit D	Form of 3-Year Employment Agreement

List of Schedules

Schedule 5.2(b):	No Conflict (RBF)

Schedule 5.2(c):	Notices; Consents (RBF)

Schedule 5.3(a):	Outstanding Stock Options (RBF)

Schedule 5.4(b):	Subsidiaries’ Outstanding Capital Stock (RBF)

Schedule 5.5:	Financial Statements (RBF)

Schedule 5.6:	Undisclosed Liabilities (RBF)

Schedule 5.7:	Changes or Events (RBF)

Schedule 5.8(f):	Disallowed Deductions under IRC Sections 280G or 162(m) (RBF)

Schedule 5.9(a)(i)	Loans over 90 Days (RBF)

Schedule 5.9(a)(ii)	Insider Loans (RBF)

Schedule 5.9(a)(iv):	Classified Loans (RBF)

Schedule 5.9(b):	Loan Repurchase Obligations (RBF)

Schedule 5.10:	Liens (RBF)

Schedule 5.10(a):	Real Property (RBF)

Schedule 5.10(b):	Leasehold Property (RBF)

Schedule 5.10(c):	Insurance Policies (RBF)

Schedule 5.12:	Compliance With Laws (RBF)

Schedule 5.13(b):	Officers and Directors (RBF)

Schedule 5.14(a):	Employee Benefit Plans (RBF)

Schedule 5.14(c):	Payments Due Directors and Employees (RBF)

Schedule 5.14(e)	Tax Gross-Ups

Schedule 5.15:	Material Contracts (RBF)

Schedule 5.16:	Legal Proceedings (RBF)

Schedule 5.20:	Offices (RBF)

Schedule 5.22:	Intellectual Property (RBF)

Schedule 5.24:	Broker’s Fees (RBF)

Schedule 5.29:	Management Contracts (RBF)

Schedule 6.5:	Undisclosed Liabilities (NCC)

Schedule 6.9:	Legal Proceedings (NCC)

Schedule 7.2(i)	Incentive Compensation Cap

Schedule 7.2(n):	Unfunded Loan Commitments (RBF)

Schedule 8.14:	Deadlines for Extensions (RBF)

Schedule 8.21(a):	Employment Agreement Termination Letters

Schedule 8.21(b):	5-Year Employment and Non-Competition Agreements

Schedule 8.21(c):	3-Year Employment and Non-Competition Agreements

Schedule 8.23(e)	Parties to an RBF Employment Agreement

Schedule 8.23(f):	Supplemental Executive Retirement Plan